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As filed with the Securities and Exchange Commission on August 21, 2014

Registration No. 333-197333

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHS INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Minnesota (State or other jurisdiction of incorporation or organization)	41-0251095 (I.R.S. Employer Identification Number)	5150 (Primary Standard Industrial Classification Code Number)

Lisa Zell Executive Vice President and General Counsel CHS Inc.
5500 Cenex Drive Inver Grove Heights, Minnesota 55077 (651) 355-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	5500 Cenex Drive Inver Grove Heights, Minnesota 55077 (651) 355-6831 Fax (651) 355-4554 (Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Swanson
Steven Khadavi
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402
(612) 340-2600
Fax (612) 340-2868

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion dated August 21, 2014

PROSPECTUS

6,752,188 Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1
(Liquidation Preference Equivalent to $25.00 Per Share)

        We are issuing 6,752,188 shares of our Class B Cumulative Redeemable Preferred Stock, Series 1 (the "Class B Series 1 Preferred Stock") to redeem approximately $200,000,000 of our "patrons' equities." Seventy percent of the Class B Series 1 Preferred Stock being issued will be issued to non-individual patrons and thirty percent of the Class B Series 1 Preferred Stock being issued will be issued to individual patrons, in each case only to "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $5,000. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years and individual patrons who have done at least $20,000 of business with us in fiscal years 2012 and 2013 combined. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $29.62 which is the greater of $25.31 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.31 of accumulated dividends from and including July 1, 2014 to and including August 25, 2014) and the closing price for one share of the Class B Series 1 Preferred Stock on August 18, 2014. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

        Holders of the Class B Series 1 Preferred Stock are entitled to receive cash dividends at the rate of $1.96875 per share per year. The Class B Series 1 Preferred Stock is subject to redemption and has the preferences described in this prospectus. The Class B Series 1 Preferred Stock is not convertible into any of our other securities and is non-voting except in certain limited circumstances.

        The Class B Series 1 Preferred Stock is traded on the NASDAQ Global Select Market under the trading symbol "CHSCO". On August 18, 2014, the closing price of the Class B Series 1 Preferred Stock was $29.62 per share.

        Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 10.

        We expect to issue the Class B Series 1 Preferred Stock on or about August 25, 2014.

        Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                    , 2014.

i

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different or additional information. You must not rely upon any information not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or securities sold on a later date.

        References in this prospectus, and the documents incorporated by reference in this prospectus, to "CHS," the "Company," "we," "our" and "us" refer to CHS Inc., a Minnesota cooperative corporation, and its subsidiaries. We maintain a web site at http://www.chsinc.com. Information contained in our website does not constitute part of, and is not incorporated by reference into, this prospectus.

ii

 PROSPECTUS SUMMARY

        The following summary highlights information we present in greater detail elsewhere in this prospectus and in the information incorporated by reference into this prospectus. This summary may not contain all of the information that is important to you and you should carefully consider all of the information contained or incorporated by reference in this prospectus. This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

 CHS Inc.

        CHS Inc. is one of the nation's leading integrated agricultural companies, providing grain, foods and energy resources to businesses and consumers on a global basis. As a cooperative, we are owned by farmers and ranchers and member cooperatives (referred to herein as "members") across the United States. We also have preferred stockholders that own shares of our 8% Cumulative Redeemable Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol "CHSCP", shares of our Class B Series 1 Preferred Stock, which is listed on the NASDAQ Global Select Market under the symbol "CHSCO", and shares of our Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2 (the "Class B Series 2 Preferred Stock"), which is listed on the NASDAQ Global Select Market under the symbol "CHSCN". On August 20, 2014, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding, 11,319,175 shares of Class B Series 1 Preferred Stock outstanding and 16,800,000 shares of Class B Series 2 Preferred Stock outstanding. We buy commodities from and provide products and services to patrons (including our members and other non-member customers), both domestic and international. We provide a wide variety of products and services, from initial agricultural inputs such as fuels, farm supplies, crop nutrients and crop protection products, to agricultural outputs that include grains and oilseeds, grain and oilseed processing and food products. A portion of our operations are conducted through equity investments and joint ventures whose operating results are not fully consolidated with our results; rather, a proportionate share of the income or loss from those entities is included as a component in our net income under the equity method of accounting. For the fiscal year ended August 31, 2013, our total revenues were $44.5 billion and net income attributable to CHS Inc. was $992.4 million. For the nine months ended May 31, 2014, our total revenues were $32.7 billion and net income attributable to CHS Inc. was $881.7 million.

        We have aligned our segments based on an assessment of how our businesses operate and the products and services they sell.

        Our Energy segment derives its revenues through refining, wholesaling and retailing of petroleum products. Our Ag segment derives its revenues through the origination and marketing of grain, including service activities conducted at export terminals, through the wholesale sales of crop nutrients, from the sales of soybean meal and soybean refined oil and through the retail sales of petroleum and agronomy products, processed sunflowers, feed and farm supplies, and records equity income from investments in our grain export joint venture and other investments. We include other business operations in Corporate and Other because of the nature of their products and services, as well as the relative revenues of those businesses. These businesses primarily include our financing, insurance, hedging and other service activities related to crop production. In addition, our wheat milling and packaged food operations are included in Corporate and Other, as those businesses are conducted through non-consolidated joint ventures.

        Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership from time to time as it may deem advisable.

        Our earnings from cooperative business are allocated to members (and to a limited extent, to non-members with which we have agreed to do business on a patronage basis) based on the volume of business they do with us. We allocate all of these earnings to our patrons in the form of patronage refunds (which are also called patronage dividends) in cash and patrons' equities (capital equity certificates), except that up to 10% of these earnings may at the option of our Board of Directors be allocated to a capital reserve. Patrons' equities may be redeemed over time solely at the discretion of our Board of Directors. Earnings derived from non-members, which are not allocated patronage, are taxed at federal and state statutory corporate rates and are retained by us as unallocated capital reserve. We also receive patronage refunds from the cooperatives in which we are a member, if those cooperatives have earnings to distribute and if we qualify for patronage refunds from them.

        Our origins date back to the early 1930s with the founding of the predecessor companies of Cenex, Inc. and Harvest States Cooperatives. CHS Inc. emerged as the result of the merger of those two entities in 1998, and is headquartered in Inver Grove Heights, Minnesota.

Energy

        We are the nation's largest cooperative energy company based on revenues and identifiable assets, with operations that include petroleum refining and pipelines; the supply, marketing (including ethanol and biodiesel) and distribution of refined fuels (gasoline, diesel fuel and other energy products); the blending, sale and distribution of lubricants; and the wholesale supply of propane. Our Energy segment processes crude oil into refined petroleum products at refineries in Laurel, Montana (wholly-owned) and McPherson, Kansas (an entity in which we have an approximate 84.0% ownership interest as of May 31, 2014) and sells those products under the Cenex® brand to member cooperatives and others through a network of approximately 1,350 independent retail sites, of which 75% are convenience stores marketing Cenex® branded fuels. For fiscal 2013, our Energy revenues, after elimination of inter-segment revenues, were $12.5 billion and were primarily from gasoline and diesel fuel.

        In fiscal 2012, we began a project to replace a coker at one of our refineries with an expected total cost of $555.0 million and expected completion in fiscal 2015. We incurred $124.0 million and $60.4 million of costs related to the coker project during fiscal 2013 and 2012, respectively, and $131.2 million during the nine months ended May 31, 2014. In fiscal 2013, we began a $327.0 million expansion at National Cooperative Refinery Association's (NCRA) McPherson, Kansas refinery which is anticipated to be completed in fiscal 2016. We incurred $25.0 million of costs related to the NCRA expansion during the year ended August 31, 2013, and $76.3 million during the nine months ended May 31, 2014.

Ag

        Our Ag segment includes crop nutrients, country operations, grain marketing and processing and food ingredients. Our revenues in our Ag segment primarily include grain sales, which were $23.8 billion for fiscal 2013 after elimination of inter-segment revenues.

        Crop Nutrients.    We believe our North America wholesale crop nutrients business is one of the largest wholesale fertilizer businesses in the United States based on tons sold and accounts for approximately 11% of the U.S. market. Tons sold include sales to our country operations business which resells tons at retail to our direct individual members. There is significant seasonality in the sale of agronomy products and services, with peak activity coinciding with the planting seasons. There is also significant volatility in the prices for the crop nutrient products we purchase and sell.

        We are currently taking steps toward potential construction of a more than $2 billion nitrogen fertilizer manufacturing plant to be located in Spiritwood, North Dakota, which would provide the region's farmers with enhanced supplies of crop nutrients essential to raising corn and other crops. We spent approximately $25 million on an engineering design study to determine the feasibility of the project. The study was completed in February 2014 and the project is still under evaluation.

        Country Operations.    Our country operations business purchases a variety of grains from our producer members and other third parties, and provides cooperative members and customers with access to a full range of products, programs and services for production agriculture. Country operations operates 442 locations through 73 business units, the majority of which have local producer boards dispersed throughout Colorado, Idaho, Illinois, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, Oklahoma, Oregon, South Dakota, Texas, Michigan, Wisconsin, Washington and Canada. Most of these locations purchase grain from farmers and sell agronomy, energy, feed and seed products to those same producers and others, although not all locations provide every product and service.

        Grain Marketing.    We are the nation's largest cooperative marketer of grain and oilseed based on grain storage capacity and grain sales, handling over 2.1 billion bushels annually. During fiscal 2013, we purchased approximately 50% of our total grain volumes from individual and cooperative association members and our country operations business, with the balance purchased from third parties. We arrange for the transportation of the grains either directly to customers or to our owned or leased grain terminals and elevators awaiting delivery to domestic and foreign purchasers. We primarily conduct our grain marketing operations directly, but do conduct some of our business through TEMCO, LLC, a 50% joint venture with Cargill, Incorporated ("Cargill").

        Processing and Food Ingredients.    Our Processing and Food Ingredients business operates globally and converts soybeans into soybean meal, soyflour, crude soybean oil, refined soybean oil and associated by-products and converts corn into ethanol and associated by-products. We then further process soyflour for use in the food/snack industry.

Corporate And Other

        Corporate and Other primarily represents the non-consolidated wheat milling and packaged food joint ventures, as well as our business solutions operations, which consist of commodities hedging, insurance and financial services related to crop production.

        In our third quarter, we formed Ardent Mills LLC ("Ardent Mills"), a joint venture with Cargill and ConAgra Foods, Inc., which combines the North American flour milling operations of the three parent companies, including the Horizon Milling, LLC and Horizon Milling G.P. (collectively, "Horizon Milling") assets and CHS-owned mills, with CHS holding a 12% interest in Ardent Mills. Prior to closing, we contributed $32.8 million to Horizon Milling to pay off existing debt as a pre-condition to close. Upon closing, Ardent Mills was financed with funds from third-party borrowings, which did not require credit support from the owners. We received $123.5 million of cash proceeds distributed to us in proportion to our ownership interest, adjusted for deviations in specified working capital target amounts, and recognized a gain of $108.8 million associated with this transaction. In connection with the closing, the parties also entered into various ancillary and non-compete agreements including, among other things, an agreement for us to supply Ardent Mills with certain wheat and durum products. As we hold one of the five board seats, we account for Ardent Mills as an equity method investment.

Issuance

        We are issuing 6,752,188 shares of our Class B Series 1 Preferred Stock to redeem approximately $200,000,000 of our "patrons' equities." Seventy percent of the Class B Series 1 Preferred Stock being issued will be issued to non-individual patrons and thirty percent of the Class B Series 1 Preferred Stock being issued will be issued to individual patrons, in each case only to "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $5,000. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years and individual patrons who have done at least $20,000 of business with us in fiscal years 2012 and 2013 combined. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $29.62 which is the greater of $25.31 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.31 of accumulated dividends from and including July 1, 2014 to and including August 25, 2014) and the closing price for one share of the Class B Series 1 Preferred Stock on August 18, 2014. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

Principal Executive Offices

        Our principal executive offices are located at 5500 Cenex Drive, Inver Grove Heights, Minnesota 55077, and our telephone number at that address is (651) 355-6000.

 Terms of the Class B Series 1 Preferred Stock

Dividends	Dividends on the Class B Series 1 Preferred Stock are cumulative and, if, when and as declared by our Board of Directors, are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year at the rate of $1.96875 per share per year. Dividends on the Class B Series 1 Preferred Stock accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared. See "Description of Class B Series 1 Preferred Stock—Dividends."
Liquidation Preference

In the event of our liquidation, holders of shares of Class B Series 1 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our debt and any capital stock or equity capital that rank senior to or on parity with the Class B Series 1 Preferred Stock.

Rank

With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities, and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of capital stock or equity capital of CHS which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Cumulative Redeemable Preferred Stock (our "Class B Preferred Stock"), voting separately as a class) senior to the Class B Series 1 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, the Class B Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting separately as a class) senior to the Class B Series 1 Preferred Stock. See "Description of Class B Series 1 Preferred Stock—Rank."

Redemption at Our Option

The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, the Class B Series 1 Preferred Stock is redeemable for cash at our option, in whole or in part, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to and including the date of redemption. Redemption of the Class B Series 1 Preferred Stock will be a taxable event for federal income tax purposes. See "Description of Class B Series 1 Preferred Stock—Redemption—Redemption At Our Option."

Redemption at the Holder's Option

In the event a change in control (as defined herein) is approved by our Board of Directors, holders of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem their shares of Class B Series 1 Preferred Stock, for cash, at a per share price equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share to and including the date of redemption. "Change in control" is defined in "Description of Class B Series 1 Preferred Stock—Redemption At the Holder's Option."

No Exchange or Conversion Rights; No Sinking Fund

Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into any other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of any purchase, retirement or sinking fund.

Voting Rights

Holders of the Class B Series 1 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding shares of Class B Preferred Stock, voting as a class, is required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up.

Trading	The Class B Series 1 Preferred Stock is listed on the NASDAQ Global Select Market under the symbol "CHSCO".
Comparison of Rights

Holders of the Class B Series 1 Preferred Stock have different rights from those of holders of patrons' equities. See "Comparison of Rights of Holders of Patrons' Equities and Rights of Holders of Class B Series 1 Preferred Stock" below.

Risk Factors

Ownership of our Class B Series 1 Preferred Stock involves risks. See "Risk Factors" beginning on page 10 and in the documents we file with the Securities and Exchange Commission (the "SEC") that are incorporated herein by reference.

 Selected Consolidated Financial Data

        The selected financial information below has been derived from our consolidated financial statements for the periods indicated below. The selected consolidated financial information for the nine months ended and as of May 31, 2014 and 2013, and the years ended August 31, 2013, 2012 and 2011 and as of August 31, 2013 and 2012, should be read in conjunction with our consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2014, and our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, respectively, as well as the related management's discussion and analysis thereof, incorporated by reference in this prospectus. The selected consolidated financial information for the years ended August 31, 2010 and 2009 and as of August 31, 2011, 2010 and 2009 should be read in conjunction with our audited consolidated financial statements and notes thereto, as well as the related management's discussion and analysis thereof, not included or incorporated by reference in this prospectus. The selected consolidated financial information for the nine months ended and as of May 31, 2014 and 2013 has been derived from our unaudited financial statements. In the opinion of our management, the interim financial data for the periods ended and as of May 31, 2014 and 2013 was prepared on the same basis as the annual historical financial data and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of this information. Results for the nine months ended May 31, 2014 are not necessarily indicative of the results that may be expected for the full fiscal year.

	Nine Months Ended May 31,		Years Ended August 31,
	2014	2013	2013	2012	2011	2010	2009
	(Dollars in thousands)
Income Statement Data:
Revenues	$32,673,793	$33,528,872	$44,479,857	$40,599,286	$36,915,834	$25,267,931	$25,729,916
Cost of goods sold	31,324,819	32,055,796	42,706,205	38,588,143	35,512,988	24,397,410	24,849,901

Gross profit	1,348,974	1,473,076	1,773,652	2,011,143	1,402,846	870,521	880,015
Marketing, general and administrative	447,771	397,931	553,623	498,233	438,498	366,582	355,299

Operating earnings	901,203	1,075,145	1,220,029	1,512,910	964,348	503,939	524,716
(Gain) loss on investments	(111,401)	(199)	(182)	5,465	(126,729)	(29,433)	56,305
Interest, net	102,263	186,989	231,567	193,263	74,835	58,324	70,487
Equity (income) loss from investments	(89,249)	(72,406)	(97,350)	(102,389)	(131,414)	(108,787)	(105,754)

Income before income taxes	999,590	960,761	1,085,994	1,416,571	1,147,656	583,835	503,678
Income taxes	116,068	87,033	89,666	80,852	86,628	48,438	63,304

Net income	883,522	873,728	996,328	1,335,719	1,061,028	535,397	440,374
Net income attributable to noncontrolling interests	1,812	4,139	3,942	75,091	99,673	33,238	58,967

Net income attributable to CHS Inc.	$881,710	$869,589	$992,386	$1,260,628	$961,355	$502,159	$381,407

Balance Sheet Data (at end of period):
Working capital	$3,500,985	$2,959,840	$3,125,407	$2,848,462	$2,776,492	$1,603,994	$1,626,352
Net property, plant and equipment	3,670,245	3,044,582	3,171,404	2,786,324	2,420,214	2,253,071	2,099,325
Total assets	14,944,947	13,114,606	13,504,270	13,645,024	12,465,317	8,881,087	7,994,921
Long-term debt, including current maturities	1,467,372	1,484,057	1,607,032	1,440,353	1,501,997	986,241	1,071,953
Total equities	6,316,891	5,006,853	5,152,747	4,473,323	4,265,320	3,604,451	3,333,164
Ratio of earnings to fixed charges and preferred dividends(1)	10.0x		7.2x	9.6x	8.8x	5.5x	4.6x

(1)
For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of income from continuing operations before income taxes on consolidated operations, distributed income from equity investees, amortization of capitalized interest, investments redeemed and fixed charges less deductions for equity holdings, noncash patronage dividends received and capitalized interest. Fixed charges consist of interest expense, amortization of debt costs and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest. Interest costs of $56.3 million, $149.1 million and $113.2 million for the nine months ended May 31, 2014 and the years ended August 31, 2013 and 2012, respectively, associated with our commitment to purchase the NCRA noncontrolling interests, were excluded from interest expense for purposes of computing the ratio of earnings to fixed charges and preferred dividends.

        The summary selected financial information below has been derived from our two business segments, and Corporate and Other, for the nine months ended May 31, 2014 and 2013 and the years ended August 31, 2013, 2012 and 2011. The intercompany revenues between our Energy and Ag segments were $419.4 million and $352.6 million for the nine months ended May 31, 2014 and 2013, respectively. The intercompany revenues between our Energy and Ag segments were $481.5 million, $467.6 million and $383.4 million for the fiscal years ended August 31, 2013, 2012 and 2011, respectively.

Summary Selected Financial Data By Business Segment

	Energy
	Nine Months Ended May 31,		Years Ended August 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
Revenues	$10,628,885	$9,345,304	$12,982,293	$12,816,542	$11,467,381
Cost of goods sold	9,895,167	8,392,704	11,846,458	11,514,463	10,694,687

Gross profit	733,718	952,600	1,135,835	1,302,079	772,694
Marketing, general and administrative	114,181	121,364	172,136	155,786	142,708

Operating earnings	619,537	831,236	963,699	1,146,293	629,986
(Gain) loss on investments	—	—	—	4,008	1,027
Interest, net	55,212	124,229	148,366	122,302	5,829
Equity (income) loss from investments	(2,937)	(580)	(1,357)	(7,537)	(6,802)

Income before income taxes	$567,262	$707,587	$816,690	$1,027,520	$629,932

Intersegment revenues	$(419,389)	$(352,624)	$(481,465)	$(467,583)	$(383,389)

Total identifiable assets at period end	$4,304,663	$4,126,022	$4,409,594	$3,704,796

	Ag
	Nine Months Ended May 31,		Years Ended August 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
Revenues	$22,411,894	$24,483,835	$31,909,791	$28,181,445	$25,767,033
Cost of goods sold	21,849,095	24,017,733	31,341,453	27,544,040	25,204,301

Gross profit	562,799	466,102	568,338	637,405	562,732
Marketing, general and administrative	282,823	223,041	312,616	273,757	229,369

Operating earnings	279,976	243,061	255,722	363,648	333,363
Gain (loss) on investments	116	(45)	(27)	1,049	(118,344)
Interest, net	39,498	53,472	71,597	57,915	57,438
Equity (income) loss from investments	(19,906)	(13,104)	(15,194)	(22,737)	(40,482)

Income before income taxes	$260,268	$202,738	$199,346	$327,421	$434,751

Total identifiable assets at period end	$7,269,201	$7,127,300	$6,146,547	$7,316,410

	Corporate and Other
	Nine Months Ended May 31,		Years Ended August 31,
	2014	2013	2013	2012	2011
	(Dollars in thousands)
Revenues	$52,403	$52,357	$69,238	$68,882	$64,809
Cost of goods sold	(54)	(2,017)	(241)	(2,777)	(2,611)

Gross profit	52,457	54,374	69,479	71,659	67,420
Marketing, general and administrative	50,767	53,526	68,871	68,690	66,421

Operating earnings	1,690	848	608	2,969	999
(Gain) loss on investments	(111,517)	(154)	(155)	408	(9,412)
Interest, net	7,553	9,288	11,604	13,046	11,568
Equity (income) loss from investments	(66,406)	(58,722)	(80,799)	(72,115)	(84,130)

Income before income taxes	$172,060	$50,436	$69,958	$61,630	$82,973

Total identifiable assets at period end	$3,371,083	$1,861,284	$2,948,129	$2,623,818

        Supplementary financial information required by Item 302 of Regulation S-K for the three months ended November 30, 2013, the three months ended February 28, 2014 and the three months ended May 31, 2014 and for each quarter during the fiscal years ended August 31, 2013 and 2012 is presented below.

	Three Months Ended
	November 30, 2013	February 28, 2014	May 31, 2014
	(Unaudited)
	(Dollars in thousands)
Revenues	$11,026,121	$9,680,274	$11,967,398
Gross profit	400,916	441,434	506,624
Income before income taxes	269,668	290,332	439,590
Net income	243,028	260,621	379,873
Net income attributable to CHS Inc.	242,186	260,069	379,455

	Three Months Ended
	November 30, 2012	February 28, 2013	May 31, 2013	August 31, 2013
	(Unaudited)
	(Dollars in thousands)
Revenues	$11,709,938	$9,882,378	$11,936,556	$10,950,985
Gross profit	545,518	470,647	456,911	300,576
Income before income taxes	381,898	299,387	279,476	125,233
Net income	345,881	275,518	252,329	122,600
Net income attributable to CHS Inc.	343,707	275,086	250,796	122,797

	Three Months Ended
	November 30, 2011	February 28, 2012	May 31, 2012	August 31, 2012
	(Unaudited)
	(Dollars in thousands)
Revenues	$9,734,159	$8,843,812	$11,022,955	$10,998,360
Gross profit	640,007	231,577	616,256	523,303
Income before income taxes	530,847	89,858	440,718	355,148
Net income	488,882	79,235	406,718	360,884
Net income attributable to CHS Inc.	416,208	78,470	405,062	360,888

RISK FACTORS

        Any investment in the Class B Series 1 Preferred Stock involves a high degree of risk. You should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risk factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended August 31, 2013. The risks and uncertainties described herein and therein are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or otherwise adversely affect us. If any of those risks actually occurs, our business, financial condition, liquidity, results of operations and prospects could be materially and adversely affected and our ability to pay dividends on, or make other payments with respect to, the Class B Series 1 Preferred Stock could be impaired, which we refer to collectively as a "material adverse effect on us," or comparable language, below. These risks also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

        The information contained within Part I, Item 1A "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended August 31, 2013 is incorporated herein by reference. There have been no material changes to our risk factors disclosed in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended August 31, 2013. The following risk factors are specific to the Class B Series 1 Preferred Stock offered in this prospectus.

If you resell your Class B Series 1 Preferred Stock, many factors may affect the price you receive, which may be lower than you believe to be appropriate.

        As with other publicly traded securities, many factors could affect the market price of your Class B Series 1 Preferred Stock. In addition to those factors relating to CHS and the Class B Series 1 Preferred Stock described elsewhere in this "Risk Factors" section and elsewhere in this prospectus, or incorporated by reference in this prospectus, the market price of our Class B Series 1 Preferred Stock could be affected by conditions in, and perceptions of, agricultural and energy markets and companies and also by broader, general market, political and economic conditions.

        Furthermore, U.S. stock markets have experienced price and volume volatility that has affected many companies' securities prices, often for reasons unrelated to the operating performance of those companies. Fluctuations such as these also may affect the market price of your Class B Series 1 Preferred Stock. As a result of these factors, you may only be able to sell your Class B Series 1 Preferred Stock at a price below the price you believe to be appropriate.

Issuances of substantial amounts of Class B Series 1 Preferred Stock or other preferred stock could adversely affect the market price of your Class B Series 1 Preferred Stock.

        From time to time in the future, we may sell additional shares of Class B Series 1 Preferred Stock and other preferred stock to public or private investors, including future issuance of preferred stock to our patrons in redemption of patrons' equities. Future sales of Class B Series 1 Preferred Stock or other preferred stock or the availability of Class B Series 1 Preferred Stock or other preferred stock for sale may adversely affect the market price for your Class B Series 1 Preferred Stock or our ability to raise additional equity capital.

Changes in market conditions, including market interest rates, may decrease the market price for the Class B Series 1 Preferred Stock.

        The terms of the Class B Series 1 Preferred Stock are fixed and will not change, even if market conditions with respect to these terms fluctuate. This may mean that you could obtain a higher return from an investment in other securities if market interest rates rise. It also means that an increase in market interest rates is likely to decrease the market price for the Class B Series 1 Preferred Stock.

You will have limited voting rights.

        As a holder of the Class B Series 1 Preferred Stock, you will be entitled to vote as a class with the holders of all other outstanding Class B Preferred Stock only on actions that would amend, alter or repeal our articles of incorporation or the resolutions establishing the Class B Preferred Stock if the amendment, alteration or repeal would adversely affect the powers, rights or preferences of the holders of Class B Preferred Stock or that would create a class or series of senior equity securities. You will not have the right to vote on actions customarily subject to shareholder vote or approval, including the election of directors, the approval of significant transactions and other amendments to our articles of incorporation that would not adversely affect the powers, rights and preferences of the Class B Preferred Stock and would not create a class or series of senior equity securities.

Our equity is subject to a first lien in favor of CHS.

        Under our articles of incorporation, all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. We have not taken any steps to date to perfect this lien against shares of the Class B Series 1 Preferred Stock. If we perfect this interest in the future, your shares of the Class B Series 1 Preferred Stock could be encumbered by our interest therein to the extent of any indebtedness owed to CHS.

Payment of dividends on the Class B Series 1 Preferred Stock is not guaranteed.

        Although dividends on the Class B Series 1 Preferred Stock are cumulative, our Board of Directors must approve the actual payment of those dividends. Our Board of Directors can elect at any time or from time to time, and for an indefinite duration, not to pay any or all accumulated dividends. Our Board of Directors could do so for any reason, including the following:

  •
  poor historical or projected cash flows;

  •
  the need to make payments on our indebtedness;

  •
  concluding that the payment of dividends would cause us to breach the terms of any indebtedness or other instrument or agreement, such as financial ratio covenants; or

  •
  determining that the payment of dividends would violate applicable law regarding unlawful distributions to shareholders.

The amount of your liquidation preference is fixed and you will have no right to receive any greater payment regardless of the circumstances.

        The payment due upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to and including the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your Class B Series 1 Preferred Stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Your liquidation rights will be subordinate to those of holders of our indebtedness and of any senior equity securities we may issue in the future and there is no limitation on our ability to issue additional preferred equity securities that rank equally with the Class B Series 1 Preferred Stock upon liquidation.

        There are no restrictions in the terms of the Class B Series 1 Preferred Stock on our ability to incur indebtedness. As of May 31, 2014, we had approximately $1.3 billion of outstanding long-term debt. We can also, with the consent of holders of a majority of the outstanding shares of our Class B

Preferred Stock, voting together as a class, issue preferred equity securities that are senior as to dividend and liquidation payments to the Class B Series 1 Preferred Stock. If we were to liquidate our business, we would be required to repay all of our outstanding indebtedness and to satisfy the liquidation preferences of any senior equity securities that we may issue in the future before we could make any distributions to holders of our Class B Series 1 Preferred Stock. We could have insufficient cash available to do so, in which case you would not receive any payment on the amounts due you. Moreover, there are no restrictions on our ability to issue preferred equity securities that rank equally with the Class B Series 1 Preferred Stock as to dividend and liquidation payments and any amounts remaining after the payments to holders of senior equity securities would be split equally among all holders of those securities, which might result in your receiving less than the full amount to which you would otherwise be entitled.

An active trading market for the Class B Series 1 Preferred Stock may not be maintained, which may adversely affect the timing and price for any resales.

        An active trading market for the Class B Series 1 Preferred Stock may not be maintained and there can be no assurance that, in the future, any trading market for the Class B Series 1 Preferred Stock will be liquid. If you decide to sell your Class B Series 1 Preferred Stock, there may be either no or only a limited number of potential buyers. This, in turn, may affect the price you receive for your Class B Series 1 Preferred Stock or your ability to sell your Class B Series 1 Preferred Stock at all.

The Class B Series 1 Preferred Stock is redeemable at our option.

        We may, at our option, redeem some or all of the Class B Series 1 Preferred Stock on and after September 26, 2023, to the extent we have funds legally available for such purpose. If we redeem your Class B Series 1 Preferred Stock, you will be entitled to receive a redemption price equal to $25.00 per share plus accumulated and unpaid dividends to and including the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect your ability to reinvest your proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Class B Series 1 Preferred Stock had the shares of the Class B Series 1 Preferred Stock not been redeemed.

Our cooperative structure limits our ability to access equity capital.

        As a cooperative, we may not sell common stock in our company. In addition, existing laws and our articles of incorporation and bylaws contain limitations on dividends of 8% per annum on any preferred stock that we may issue. These limitations may restrict our ability to raise equity capital and may adversely affect our ability to compete with enterprises that do not face similar restrictions.

To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash, and we cannot assure you that we will generate sufficient cash, or have access to sufficient funding, for such purposes, and such failure would have a material adverse effect on us.

        To service and refinance our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, we will require a significant amount of cash. Our ability to raise capital is, to a certain extent, subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, we cannot assure you that our business will generate sufficient cash flows from operations, that future borrowings will be available to us or that we can obtain alternative financing proceeds on favorable terms, or at all, in an amount sufficient to enable us to service and refinance, at or before maturity, our indebtedness, pay dividends on, or the redemption price of, our preferred equity securities (including the Class B Series 1 Preferred Stock) and fund our capital and liquidity needs, which would have a material adverse effect on us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words and phrases such as "will likely result," "are expected to," "will continue," "outlook," "will benefit," "is anticipated," "estimate," "project," "management believes" and similar expressions identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those listed below:

  •
  Our revenues, results of operations and cash flows could be materially and adversely affected by changes in commodity prices, as well as global and domestic economic downturns and risks.

  •
  Our revenues, results of operations and cash flows could be materially and adversely affected if our members were to do business with others rather than with us.

  •
  We participate in highly competitive business markets and we may not be able to continue to compete successfully, which would have a material adverse effect on us.

  •
  Changes in federal income tax laws or in our tax status could increase our tax liability and reduce our net income significantly.

  •
  We incur significant costs in complying with applicable laws and regulations. Any failure to make the capital investments necessary to comply with these laws and regulations could expose us to unanticipated expenditures and liabilities.

  •
  Changing environmental and energy laws and regulation may result in increased operating costs and capital expenditures and may have a material and adverse effect on us.

  •
  Governmental policies and regulation affecting the agricultural sector and related industries could have a material adverse effect on us.

  •
  Environmental liabilities could have a material adverse effect on us.

  •
  Actual or perceived quality, safety or health risks associated with our products could subject us to significant liability and damage our business and reputation.

  •
  Our financial results are susceptible to seasonality.

  •
  Our operations are subject to business interruptions and casualty losses; we do not insure against all potential losses and could be seriously harmed by unanticipated liabilities.

  •
  Our cooperative structure limits our ability to access equity capital.

  •
  Consolidation among the producers of products we purchase and customers for products we sell could materially and adversely affect our revenues, results of operations and cash flows.

  •
  If our customers choose alternatives to our refined petroleum products, our revenues, results of operations and cash flows could be materially and adversely affected.

  •
  Our agronomy business is volatile and dependent upon certain factors outside of our control.

  •
  Technological improvements in agriculture could decrease the demand for our agronomy and energy products.

  •
  We operate some of our business through joint ventures in which our rights to control business decisions are limited.

        These risks and uncertainties are further described under "Risk Factors" and elsewhere in this prospectus and under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, which is incorporated herein by reference.

        We do not guarantee future results, levels of activity, performance or achievements and we wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date on which they were made.

 USE OF PROCEEDS

        The shares of Class B Series 1 Preferred Stock that are being issued pursuant to this prospectus and the registration statement of which it is a part are being issued to redeem approximately $200,000,000 of our "patrons' equities." Seventy percent of the Class B Series 1 Preferred Stock being issued will be issued to non-individual patrons and thirty percent of the Class B Series 1 Preferred Stock being issued will be issued to individual patrons, in each case only to "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $5,000. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years and individual patrons who have done at least $20,000 of business with us in fiscal years 2012 and 2013 combined. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a discussion of patrons' equities and our redemption of them. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities, we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities.

 MEMBERSHIP IN CHS AND AUTHORIZED CAPITAL

Introduction

        We are an agricultural membership cooperative organized under Minnesota cooperative law to do business with member and non-member patrons. Our patrons, not us, are subject to income taxes on income from patronage sources, which is distributed to them as qualified patronage. We are subject to income taxes on undistributed patronage income, non-qualified patronage distributions and non-patronage-sourced income. See "—Tax Treatment" below.

Distribution of Net Income; Patronage Dividends

        We are required by our organizational documents annually to distribute net earnings derived from patronage business with members to members on the basis of patronage, except that our Board of Directors may elect to retain and add to our unallocated capital reserve an amount not to exceed 10% of the distributable net income from patronage business. We may also distribute net income derived from patronage business with a non-member if we have agreed to conduct business with the non-member on a patronage basis. Net income from non-patronage business may be distributed to members or added to the unallocated capital reserve, in whatever proportions our Board of Directors deems appropriate. Our current policy is to allocate non-patronage income to a capital reserve.

        These distributions, referred to as "patronage dividends," may be made in cash, qualified and non-qualified patrons' equities, revolving fund certificates, our securities, securities of others or any combination designated by our Board of Directors. Patronage dividends for a given fiscal year are distributed in the following fiscal year. For distributions relating to fiscal 2012 and 2011 activity, our Board of Directors approved the distributed qualified patronage dividends to be in the form of 35% cash and 65% patrons' equity for individuals and 40% cash and 60% patrons' equity for non-individuals (see "—Patrons' Equities" below). Beginning with fiscal 2013 activity, our Board of Directors approved the distributed qualified patronage dividends to be in the form of 40% cash and 60% patrons' equity for both individuals and non-individuals and that a portion of patronage refunds be in the form of non-qualified patrons' equities. In addition, our Board of Directors authorized, in accordance with our bylaws, that 10% of the earnings from patronage business, be added to our capital reserves. Our Board of Directors may change the mix in the form of the patronage dividends in the future. In making distributions, our Board of Directors may use any method of allocation that, in its judgment, is reasonable and equitable.

        Patronage dividends distributed during the years ended August 31, 2013, 2012 and 2011 were $976.0 million ($380.9 million in cash), $676.3 million ($260.7 million in cash) and $402.4 million ($141.5 million in cash), respectively.

        Patronage dividends distributed during the nine months ended May 31, 2014 and 2013 were $837.3 million ($286.7 million in cash) and $976.0 million ($380.9 million in cash), respectively.

8% Cumulative Redeemable Preferred Stock

        On August 20, 2014, we had 12,272,003 shares of 8% Cumulative Redeemable Preferred Stock outstanding. The 8% Cumulative Redeemable Preferred Stock is traded on the NASDAQ Global Select Market under the symbol "CHSCP". Dividends paid on our 8% Cumulative Redeemable Preferred Stock were $18.4 million during each of the nine months ended May 31, 2014 and 2013.

        Holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive cash dividends at the rate of $2.00 per share per year when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our 8% Cumulative Redeemable Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on the shares to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the 8% Cumulative Redeemable Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the 8% Cumulative Redeemable Preferred Stock ranks prior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the preferred stock. Shares of any class or series of our capital stock that are not junior to the 8% Cumulative Redeemable Preferred Stock, including the Class B Series 1 Preferred Stock and the Class B Series 2 Preferred Stock, rank equally with the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends and the distribution of assets.

        We may, at our option, at any time on or after July 18, 2023, redeem the 8% Cumulative Redeemable Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the 8% Cumulative Redeemable Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the 8% Cumulative Redeemable Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of 8% Cumulative Redeemable Preferred Stock at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The 8% Cumulative Redeemable Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the 8% Cumulative Redeemable Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of two-thirds of the outstanding 8% Cumulative Redeemable Preferred Stock will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the 8% Cumulative Redeemable Preferred Stock if the amendment adversely affects the rights or preferences of the 8% Cumulative Redeemable Preferred Stock; or (ii) the creation of any class or series of equity securities having rights senior to the 8% Cumulative Redeemable Preferred Stock as to the payment of dividends or distribution of assets upon the liquidation, dissolution or winding up of CHS. Holders of the 8% Cumulative Redeemable Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Class B Series 1 Preferred Stock

        On August 20, 2014, we had 11,319,175 shares of Class B Series 1 Preferred Stock, outstanding. The Class B Series 1 Preferred Stock is traded on the NASDAQ Global Select Market under the symbol "CHSCO". Dividends paid on our Class B Series 1 Preferred Stock during the nine months ended May 31, 2014 were $11.5 million.

        For a description of our Class B Series 1 Preferred Stock, see "Description of the Class B Series 1 Preferred Stock" below.

Class B Series 2 Preferred Stock

        On August 20, 2014, we had 16,800,000 shares of Class B Series 2 Preferred Stock outstanding. The Class B Series 2 Preferred Stock is traded on the NASDAQ Global Select Market under the symbol "CHSCN". The first dividend payment with respect to our Class B Series 2 Preferred Stock was made on June 30, 2014.

        Holders of our Class B Series 2 Preferred Stock are entitled to receive cash dividends at the rate of $1.775 per share per year to but excluding March 31, 2024, and, thereafter, at an annual rate equal to the three-month LIBOR, as determined for the applicable quarterly period, plus 4.298%, but in no event will the sum of such annual rate and spread be greater than 8.00% per annum, when, as and if declared by our Board of Directors. Dividends are cumulative and are payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, except that if a payment date is a Saturday, Sunday or legal holiday, the dividend is paid without interest on the next day that is not a Saturday, Sunday or legal holiday. In the event of our liquidation, holders of our Class B Series 2 Preferred Stock are entitled to receive $25.00 per share plus all dividends accumulated and unpaid on such share to and including the date of liquidation, subject, however, to the rights of any of our securities that rank senior or on parity with the Class B Series 2 Preferred Stock. As to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the Class B Series 2 Preferred Stock, ranks prior to: (i) any patronage refund; and (ii) any other class or series of our capital stock designated by our Board of Directors as junior to the Class B Series 2 Preferred Stock. Shares of any class or series of our capital stock that are not junior to the Class B Series 2 Preferred Stock, including our 8% Cumulative Redeemable Preferred Stock and Class B Series 1 Preferred Stock, rank equally with the Class B Series 2 Preferred Stock, as to the payment of dividends and the distribution of assets.

        Our Class B Series 2 Preferred Stock has the same voting rights, and is ranked equally with, the Class B Series 1 Preferred Stock and any series of Class B Preferred Stock we issue in the future (except with respect to voting rights of Class B Series 2 Preferred Stock to vote as a class in respect of amendments solely relating to the Class B Series 2 Preferred Stock and adversely affecting the holders thereof). We may, at our option, at any time on or after March 31, 2024, redeem the Class B Series 2 Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. We have no current plan or intention to redeem the Class B Series 2 Preferred Stock. In the event of a change in control initiated by our Board of Directors, holders of the Class B Series 2 Preferred Stock, will have the right, for a period of 90 days from the date of the change in control, to require us to repurchase their shares of Class B Series 2 Preferred Stock, at a price of $25.00 per share plus all dividends accumulated and unpaid on that share to and including the date of redemption. The Class B Series 2 Preferred Stock is not exchangeable for or convertible into any other shares of our capital stock or any other securities or property and is not subject to the operation of any purchase, retirement or sinking fund. Holders of the Class B Series 2 Preferred Stock do not have voting rights, except as required by applicable law; provided, that the affirmative vote of a majority of the outstanding Class B Preferred Stock, voting as a class, will be required to approve (i) any amendment to our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock, if the amendment adversely affects the powers, rights or preferences of the holders of the Class B Preferred Stock; or (ii) the creation of any class or series of capital stock, equity capital or patrons' equities having rights senior to the Class B Preferred Stock, as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up. In addition, the affirmative vote of a majority of the outstanding Class B Series 2 Preferred Stock, voting as a series, will be required to approve any amendment to our articles of incorporation that relates solely to the Class B Series 2 Preferred Stock or to the resolutions establishing the specific economic terms of the Class B Series 2 Preferred Stock if such amendment adversely affects the powers, rights or preferences of the holders of the Class B Series 2 Preferred Stock. Holders of the Class B Series 2 Preferred Stock have no preemptive right to acquire shares of any class or series of our capital stock.

Patrons' Equities

        Patrons' equities are in the form of book entries and represent a right to receive cash or other property when we redeem them. Patrons' equities form part of our capital, do not bear interest, and are not subject to redemption upon request of a patron. Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, which may be modified at any time without member consent.

Redemptions of capital equity certificates approved by our Board of Directors are divided into two pools, one for non-individuals (primarily member cooperatives) who may participate in an annual program for qualified equities held by them and another for individuals who are eligible for qualified equity redemptions at age 70 or upon death. In accordance with authorization from our Board of Directors, we expect total redemptions related to the year ended August 31, 2013, that will be distributed in fiscal 2014, to be approximately $101.3 million, of which $87.7 million was redeemed in cash during the nine months ended May 31, 2014, compared to $185.0 million distributed in cash during the nine months ended May 31, 2013.

        Cash redemptions of qualified patrons' and other equities during the years ended August 31, 2013, 2012 and 2011 were $193.4 million, $145.7 million and $61.2 million, respectively.

Governance

        We are managed by a Board of Directors of not less than 17 persons elected by the members at our annual meeting. Terms of directors are staggered so that no more than six directors are elected in any year. Our Board of Directors is currently composed of 17 directors. Our articles of incorporation and bylaws may be amended only upon approval of a majority of the votes cast at an annual or special meeting of our members, except for the higher vote described under "—Certain Antitakeover Measures" below.

Membership

        Membership in CHS is restricted to certain producers of agricultural products and to associations of producers of agricultural products that are organized and operating so as to adhere to the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended. Our Board of Directors may establish other qualifications for membership, as it may from time to time deem advisable.

        As a membership cooperative, we do not have common stock. We may issue equity or debt instruments, on a patronage basis or otherwise, to our members. We have two classes of outstanding membership. Individual members are individuals actually engaged in the production of agricultural products. Cooperative associations are associations of agricultural producers and may be either cooperatives or other associations organized and operated under the provisions of the Agricultural Marketing Act and the Capper-Volstead Act, as amended.

Voting Rights

        Voting rights arise by virtue of membership in CHS, not because of ownership of any equity or debt instruments. Members that are cooperative associations are entitled to vote based upon a formula that takes into account the equity held by the cooperative in CHS and the average amount of business done with us over the previous three years.

        Members who are individuals are entitled to one vote each. Individual members may exercise their voting power directly or through patrons' associations affiliated with a grain elevator, feed mill, seed plant or any other of our facilities (with certain historical exceptions) recognized by our Board of Directors. The number of votes of patrons' associations is determined under the same formula as cooperative association members.

        Most matters submitted to a vote of the members require the approval of a majority of the votes cast at a meeting of the members, although certain actions require a greater vote. See "—Certain Antitakeover Measures" below.

Debt and Equity Instruments

        We may issue debt and equity instruments to our current members and patrons, on a patronage basis or otherwise, and to persons who are neither members nor patrons. Capital equity certificates issued by us are subject to a first lien in favor of us for all indebtedness of the holder to us. On May 31, 2014, our outstanding capital included patrons' equities (consisting of capital equity certificates and Non-patronage Equity Certificates), 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock, Class B Series 2 Preferred Stock and certain capital reserves.

Distribution of Assets upon Dissolution; Merger and Consolidation

        In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, all of our debts and liabilities would be paid first according to their respective priorities. After such payment, the holders of each share of our 8% Cumulative Redeemable Preferred Stock, Class B Series 1 Preferred Stock and Class B Series 2 Preferred Stock and other equity securities would then be entitled to receive payment, out of available assets, in accordance with their respective liquidation preferences. After such distribution to the holders of equity capital, any excess would be paid to patrons on the basis of their past patronage with us. Our bylaws provide for the allocation among our members and nonmember patrons of the consideration received in any merger or consolidation to which we are a party.

Certain Antitakeover Measures

        Our governing documents may be amended upon the approval of a majority of the votes cast at an annual or special meeting. However, if our Board of Directors, in its sole discretion, declares that a proposed amendment to our governing documents involves or is related to a "hostile takeover," the amendment must be adopted by 80% of the total voting power of our members.

        The approval of not less than two-thirds of the votes cast at a meeting is required to approve a "change of control" transaction which would include a merger, consolidation, liquidation, dissolution or sale of all or substantially all of our assets. If our Board of Directors determines that a proposed change of control transaction involves a hostile takeover, the 80% approval requirement applies. The term "hostile takeover" is not further defined in the Minnesota cooperative law or our governing documents.

Tax Treatment

        Subchapter T of the Internal Revenue Code of 1986, as amended (the "Code"), sets forth rules for the tax treatment of cooperatives and applies to both cooperatives exempt from taxation under Section 521 of the Code and to nonexempt corporations operating on a cooperative basis. We are a nonexempt cooperative.

        As a cooperative, we are not taxed on qualified patronage (minimum cash requirement of 20%) allocated to our patrons either in the form of equities or cash. Consequently, those amounts are taxed only at the patron level. However, the amounts of any allocated but undistributed patronage earnings (called non-qualified written notices of allocation) are taxable to us when allocated. Upon redemption of any non-qualified written notices of allocation, the amount is deductible to us and taxable to the patron.

        Income derived by us from non-patronage sources is not entitled to the "single tax" benefit of Subchapter T and is taxed to us at corporate income tax rates.

        Prior to September 2013, NCRA was not consolidated for tax purposes. On September 1, 2013, NCRA began to be consolidated for tax purposes when our ownership increased to greater than 80%.

DESCRIPTION OF CLASS B SERIES 1 PREFERRED STOCK

        The following description of Class B Series 1 Preferred Stock is a summary of the terms and provisions of the Class B Series 1 Preferred Stock. The summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable provisions of our articles of incorporation, bylaws and the resolutions establishing the terms of the Class B Preferred Stock.

General

        The shares of Class B Series 1 Preferred Stock are shares of a series of a class of preferred equity securities created by our Board of Directors. Subject to the restrictions noted below under "—Voting Rights," there is no limit on the number of shares in the series or the class and shares may be issued from time to time. Our Board of Directors has expressly authorized this issuance and subsequent transfers of shares of Class B Series 1 Preferred Stock without limitation in accordance with our articles of incorporation. The Class B Series 1 Preferred Stock to be issued pursuant to this prospectus will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

Rank

        With respect to the payment of dividends and amounts payable upon liquidation, the Class B Series 1 Preferred Stock ranks (i) senior to any patronage refund, patrons' equities, and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock, (ii) junior to all shares of our capital stock or equity capital which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting separately as a class) senior to the Class B Series 1 Preferred Stock and (iii) on a parity with the 8% Cumulative Redeemable Preferred Stock, the Class B Preferred Stock and all other shares of capital stock or equity capital of CHS other than shares of capital stock or equity capital of CHS which, by their terms, rank junior or (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting separately as a class) senior to the Class B Series 1 Preferred Stock.

Dividends

        Holders of the Class B Series 1 Preferred Stock shall be entitled to receive, if, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate (the "Dividend Rate") of 7.875% of the liquidation preference of $25.00 per share (equivalent to $1.96875 per share per annum).

        Dividends on the Class B Series 1 Preferred Stock issued pursuant to this prospectus shall accumulate from, and including, July 1, 2014 and, if, when and as declared by our Board of Directors at its election, shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 (each, a "Dividend Payment Date"). In the event that a Dividend Payment Date falls on a day that is not a Business Day, then the amounts payable on such Dividend Payment Date will be paid on the next succeeding Business Day without the accumulation of additional dividends. The first dividend on the Class B Series 1 Preferred Stock issued pursuant to this prospectus will be payable on September 30, 2014. "Business Day" means any day other than a Saturday, a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed.

        Any dividends payable on the Class B Series 1 Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of CHS at the close of business on the applicable record date, which shall be the 10th day prior to the applicable Dividend Payment Date or such other date designated by our

Board of Directors that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date"). We may, in our sole discretion, pay dividends by any one or more of the following means:

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  check mailed to the address of the record holder as it appears on our books;

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  electronic transfer in accordance with instructions provided by the record holder; or

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  any other means mutually agreed between us and the record holder.

        The amount of any dividends accumulated on any Class B Series 1 Preferred Stock on any Dividend Payment Date shall be the amount of any unpaid dividends accumulated thereon from and including the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to but excluding such Dividend Payment Date, and the amount of dividends accumulated on any Class B Series 1 Preferred Stock on any date other than a Dividend Payment Date shall be equal to the sum of the amount of any unpaid dividends accumulated thereon from and including the immediately preceding Dividend Payment Date on which full dividends have been paid or the date of original issuance, whichever is later, to but excluding such date. Dividends on the Class B Series 1 Preferred Stock will accumulate whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are authorized or declared.

        The Class B Series 1 Preferred Stock is not entitled to any dividends in excess of full cumulative dividends as described herein, and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Class B Series 1 Preferred Stock which may be in arrears.

        No dividends on the Class B Series 1 Preferred Stock shall be authorized by our Board of Directors or be paid or set apart for payment by us at such time as the terms and provisions of any agreement of CHS, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

        Any dividend payment made on the Class B Series 1 Preferred Stock shall first be credited against the earliest accumulated but unpaid dividend due with respect to such Class B Series 1 Preferred Stock which remains payable.

        We may not make any distribution to the holders of, or redeem, purchase, repurchase, retire or otherwise acquire for consideration, any capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock unless and until all accumulated and unpaid dividends on the Class B Series 1 Preferred Stock and on any class or series of our capital stock or equity capital ranking on a parity with the Class B Series 1 Preferred Stock, including the full dividend for the then-current dividend period, shall have been paid or declared and set apart for payment. For these purposes, a "distribution" does not include any distribution made in connection with any distribution solely in capital stock, equity capital or patrons' equities that rank junior to the Class B Series 1 Preferred Stock or our liquidation, dissolution or winding up, which will be governed by the provisions summarized under "—Liquidation Preference" below.

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Class B Series 1 Preferred Stock and all other shares of our capital stock or equity capital ranking on a parity as to dividends with the Class B Series 1 Preferred Stock, dividends may not be declared or paid on, and we may not redeem, purchase, repurchase, retire or otherwise acquire for consideration, the Class B Series 1 Preferred Stock or such other shares of capital stock or equity capital except that dividends may be declared and paid on, and we may redeem, purchase, repurchase, retire or otherwise acquire for consideration, the Class B Series 1 Preferred Stock and such other shares of capital stock or equity capital on a pro rata basis so that the amount of dividends declared and paid per share of Class B Series 1 Preferred Stock and per each such other share of capital stock or equity capital shall in all cases bear to each other the same ratio that the dividends (which shall include accumulated dividends in the case of the Class B Series 1 Preferred Stock and any other shares of capital stock or equity capital of CHS entitled to cumulative dividends) per share of Class B Series 1 Preferred Stock and per such other share of capital stock or equity capital bear to each other.

Liquidation Preference

        In a liquidation, dissolution or winding up of CHS, whether voluntary or involuntary, the holders of the Class B Series 1 Preferred Stock are entitled to receive out of our available assets $25.00 per share plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of distribution. This distribution to the holders of the Class B Series 1 Preferred Stock will be made before any payment is made or assets distributed to the holders of any patronage refund, patrons' equities, and any other class or series of our capital stock or equity capital designated by our Board of Directors as junior to the Class B Series 1 Preferred Stock but after the payment of all liabilities and the liquidation preference of any of shares of our capital stock or equity capital which, by their terms, rank (with the approval of the holders of a majority of the outstanding shares of all series of our Class B Preferred Stock, voting separately as a class) senior to the Class B Series 1 Preferred Stock. Any distribution to the holders of the Class B Series 1 Preferred Stock will be made ratably among the holders of the Class B Series 1 Preferred Stock and any other shares of our capital stock or equity capital that rank as to liquidation rights on a parity with the Class B Series 1 Preferred Stock in proportion to the respective preferential amounts to which each is entitled. After payment in full of the liquidation preference of the shares of Class B Series 1 Preferred Stock, the holders of the Class B Series 1 Preferred Stock will not participate further in the distribution of our assets upon our liquidation, dissolution or winding up.

        Neither a consolidation or merger with or into another entity nor a sale or transfer of all or part of our assets for cash, securities or other property will constitute our liquidation, dissolution or winding up.

Redemption

At Our Option

        The Class B Series 1 Preferred Stock is not redeemable prior to September 26, 2023. On and after September 26, 2023, CHS, at its option, may redeem the Class B Series 1 Preferred Stock for cash, in whole or in part, at a per share redemption price (the "Redemption Price") equal to the per share liquidation preference of $25.00, plus all dividends accumulated and unpaid on that share to and including the date of redemption (the "Redemption Date"), payable in cash, to the extent CHS has funds legally available therefor; provided, however, that if a Redemption Date falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A notice of redemption will be mailed by CHS (or, if at such time there is a registrar other than CHS for the Class B Series 1 Preferred Stock, then furnished by us to, and mailed by, such registrar), postage prepaid, not less than 30 nor more than 60 days prior to the Redemption Date, addressed to each holder of record of the Class B Series 1 Preferred Stock to be redeemed at the address set forth in the share transfer records of CHS (or such registrar). No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Class B Series 1 Preferred Stock except as to the holder to whom notice was defective or not given. In addition to any information required by law, such notice shall state: (i) the Redemption Date; (ii) the Redemption Price; (iii) the number of shares of Class B Series 1 Preferred Stock to be redeemed; (iv) the time, place and manner in which the holder shall surrender to CHS the shares of Class B Series 1 Preferred Stock for payment of the Redemption Price, including the steps that a holder should take with respect to any certificates representing the shares of Class B Series 1 Preferred Stock which have been lost, stolen or destroyed or for any uncertificated shares; and (v) that dividends on the Class B Series 1 Preferred Stock to be redeemed will cease to accumulate on such Redemption Date, assuming payment of the Redemption Price is made on such date. If fewer than all shares of Class B Series 1 Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Class B Series 1 Preferred Stock to be redeemed from such holder.

        If notice of redemption of any Class B Series 1 Preferred Stock has been given in accordance with the preceding paragraph and provided that on or before the Redemption Date specified in such notice all funds necessary for payment of such Redemption Price shall have been irrevocably set aside by us in trust for the benefit of the holders of any Class B Series 1 Preferred Stock so called for redemption, then from and after such Redemption Date dividends will cease to accumulate on such Class B Series 1 Preferred Stock, and such Class B Series 1 Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such Class B Series 1 Preferred Stock will terminate, except the right to receive the Redemption Price. Upon surrender, in accordance with such notice, of certificates for any Class B Series 1 Preferred Stock so redeemed (properly endorsed or assigned for transfer, if we shall so require and the notice shall so state), such Class B Series 1 Preferred Stock shall be redeemed by us at the Redemption Price. In case fewer than all shares of Class B Series 1 Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued representing the unredeemed shares of Class B Series 1 Preferred Stock without cost to the holder. Each surrendered certificate will be cancelled.

        We shall not redeem less than all of the outstanding shares of the Class B Series 1 Preferred Stock unless all dividends accumulated and unpaid upon all then outstanding shares of the Class B Series 1 Preferred Stock have been paid for all past dividend periods.

        In addition, we may not make any purchases of Class B Series 1 Preferred Stock on the open market at any time when there are accumulated and unpaid dividends for one or more past dividend periods with respect to the Class B Series 1 Preferred Stock.

        In case of redemption of less than all shares of Class B Series 1 Preferred Stock at the time outstanding, we shall designate by lot, or in such other manner as our Board of Directors may determine, the Class B Series 1 Preferred Stock to be redeemed, or we shall effect such redemption pro rata from the holders of record of such Class B Series 1 Preferred Stock in proportion to the number of shares of Class B Series 1 Preferred Stock held by such holders (with adjustments to avoid redemption of fractional shares).

        The Class B Series 1 Preferred Stock does not have a stated maturity and, except as provided below under "—Redemption At the Holder's Option," holders thereof do not have the right to require us to redeem all or any portion of their Class B Series 1 Preferred Stock.

At the Holder's Option

        If at any time there has been a change in control (as defined below), each holder of shares of the Class B Series 1 Preferred Stock will have the right, for a period of 90 days from the date of the change in control, to require us to redeem all or any portion of the shares of Class B Series 1 Preferred Stock owned by that holder. Not later than 130 days after the date of the change in control (or, if that date is not a Business Day, the next succeeding Business Day) we will redeem all shares holders have elected to have redeemed in a written notice delivered to us on or prior to the 90th day after the change in control. The redemption price per share will be equal to the per share liquidation preference of $25.00 per share, plus all dividends accumulated and unpaid on that share, whether or not declared, to and including the date of redemption; provided, however, that if a date of redemption falls on or after a Dividend Record Date relating to a Dividend Payment Date, dividends will be payable on such Dividend Payment Date to holders of the Class B Series 1 Preferred Stock on such Dividend Record Date.

        A "change in control" will have occurred if, in connection with a merger or consolidation that has been approved by our Board of Directors (prior to submitting the merger or consolidation to our members for approval), whether or not we are the surviving entity, those persons who were members of our Board of Directors on January 1, 2013, together with those persons who became members of our Board of Directors after that date at our annual meeting, have ceased to constitute a majority of our Board of Directors. Under the Minnesota cooperative statute, our members could initiate a merger or consolidation without the approval of our Board of Directors; a member-initiated merger or consolidation would not meet this definition and thus would not trigger a redemption right.

Effect of Redemption

        From and after the redemption date, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, then:

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  dividends will cease to accumulate with respect to the shares of Class B Series 1 Preferred Stock called for redemption;

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  the shares will no longer be deemed outstanding;

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  the holders of the shares will cease to be shareholders; and

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  all rights with respect to the shares of Class B Series 1 Preferred Stock will terminate except the right of the holders to receive the redemption price, without interest.

Purchases

        In accordance with applicable law, we may at any time and from time to time in compliance with applicable law purchase shares of Class B Series 1 Preferred Stock on the open market, pursuant to a tender offer or otherwise, at whatever price or prices and other terms we determine. We may not make any purchases at a time when there are accumulated but unpaid dividends for one or more past dividend periods.

Voting Rights

        Except as described below, the holders of the Class B Series 1 Preferred Stock have only those voting rights that are required by applicable law. As a result, the holders of the Class B Series 1 Preferred Stock have very limited voting rights and, among other things, do not have any right to vote for the election of directors.

        Unless the shares of Class B Series 1 Preferred Stock are redeemed in full pursuant to their terms, the affirmative vote of the holders of a majority of the outstanding shares of the Class B Preferred Stock, voting separately as a class, is required:

  •
  for any amendment, alteration or repeal, whether by merger or consolidation or otherwise, of our articles of incorporation or the resolutions establishing the terms of the Class B Preferred Stock if the amendment, alteration or repeal adversely affects the powers, rights or preferences of the holders of Class B Preferred Stock; and

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  to establish, by board resolution or otherwise, any class or series of capital stock or equity capital having rights senior to the Class B Preferred Stock as to the payment of dividends or distribution of assets upon our liquidation, dissolution or winding up, whether voluntary or involuntary.

        The creation and issuance of any class or series of capital stock, equity capital or patrons' equities ranking on a parity with or junior to the Class B Preferred Stock, including an increase in the authorized number of shares of any such class or series, will not be deemed to adversely affect the rights or preferences of the Class B Preferred Stock.

        Our Board of Directors' ability to authorize, without approval of the holders of the Class B Series 1 Preferred Stock, the issuance of additional classes or series of capital stock, equity capital or patrons' equities with conversion and other rights may adversely affect you as a holder of Class B Series 1 Preferred Stock.

No Exchange or Conversion Rights; No Sinking Fund

        Shares of the Class B Series 1 Preferred Stock are not exchangeable for or convertible into other shares of our capital stock or any other securities or property. The Class B Series 1 Preferred Stock is not subject to the operation of a purchase, retirement or sinking fund.

Certain Charter Provisions

        For a description of some of the provisions of our articles of incorporation that might have an effect of delaying, deferring or preventing a change in control of us, see "Membership in CHS and Authorized Capital—Certain Antitakeover Measures."

        As noted above under "Membership in CHS and Authorized Capital—Debt and Equity Instruments," under our articles of incorporation all equity we issue (including the Class B Series 1 Preferred Stock) is subject to a first lien in favor of us for any indebtedness we extend to the holders of such equity, if any. However, we have not to date taken, and do not intend to take, any steps to perfect this lien against shares of the Class B Series 1 Preferred Stock.

Market for the Class B Series 1 Preferred Stock

        The Class B Series 1 Preferred Stock is currently listed on the NASDAQ Global Select Market under the symbol "CHSCO". The following is a listing of the high and low closing sales prices as reported on the NASDAQ Global Select Market for the Class B Series 1 Preferred Stock during our fiscal quarters ended May 31, 2014, February 28, 2014 and November 30, 2013:

	Fiscal Quarter Ended
Price	May 31, 2014	February 28, 2014	November 30, 2013
High	$30.51	$28.50	$27.85
Low	$27.23	$26.78	$25.12

Transfer Agent and Registrar

        Wells Fargo Bank, National Association serves as transfer agent and registrar with respect to the Class B Series 1 Preferred Stock.

COMPARISON OF RIGHTS OF HOLDERS OF PATRONS'
EQUITIES AND RIGHTS OF HOLDERS OF CLASS B SERIES 1 PREFERRED STOCK

        The following describes the material differences between the rights that the patrons' equities being redeemed provided to the patrons of CHS holding them and the rights that the Class B Series 1 Preferred Stock provides to its holders. Although CHS believes that the following description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire prospectus (including the documents incorporated by reference herein), including the sections of this prospectus entitled "Membership in CHS and Authorized Capital" and "Description of Class B Series 1 Preferred Stock," and refer to the documents discussed in those sections for a more complete understanding of the differences.

Priority on Liquidation

        In a liquidation, dissolution or winding up of CHS, the rights of a holder of Class B Series 1 Preferred Stock rank senior to those of a holder of patrons' equities.

Dividends

        A holder of patrons' equities is not entitled to any interest or dividends on those patrons' equities. A holder of Class B Series 1 Preferred Stock is entitled to dividends as described under "Description of Class B Series 1 Preferred Stock—Dividends."

Redemption

        Patrons' equities are redeemable only at the discretion of our Board of Directors and in accordance with the terms of the redemption policy adopted by our Board of Directors, as in effect from time to time. Shares of Class B Series 1 Preferred Stock are subject to redemption both at the option of CHS and at the holder's option under certain circumstances, both as described under "Description of Class B Series 1 Preferred Stock—Redemption."

Voting Rights

        Ownership of patrons' equities does not, by itself, entail any voting rights, although the amount of patrons' equities held by a member that is a cooperative association or a member that is part of a patron's association is considered in the formula used to determine the level of the member's voting rights of that cooperative association or patron's association. See "Membership in CHS and Authorized Capital—Voting Rights." Ownership of Class B Series 1 Preferred Stock entails the limited voting rights described under "Description of Class B Series 1 Preferred Stock—Voting Rights."

Transfers

        Patrons' equities may not be transferred without the approval of our Board of Directors. Shares of Class B Series 1 Preferred Stock are not subject to any similar restrictions on transfer.

Market

        There is no public market for patrons' equities. The Class B Series 1 Preferred Stock is listed on the NASDAQ Global Select Market under the symbol "CHSCO".

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax consequences of the issuance of shares of the Class B Series 1 Preferred Stock in redemption of patrons' equities (the "Exchange") and the consequences of the ownership, sale and redemption of the Class B Series 1 Preferred Stock. This discussion is based upon current provisions of the Code, the final, temporary and proposed U.S. Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions now in effect, all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion addresses only the tax consequences to a person who is a U.S. holder of patrons' equities or the Class B Series 1 Preferred Stock. You are a U.S. holder if you are a beneficial owner of patrons' equities or the Class B Series 1 Preferred Stock and you are for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This discussion assumes that you will hold your shares of the Class B Series 1 Preferred Stock as capital assets within the meaning of Section 1221 of the Code. This discussion also assumes that all dividends will be paid as they accrue and that, if the Class B Series 1 Preferred Stock is redeemed, there will be no dividend arrearages at the time of redemption. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to your receipt of the Class B Series 1 Preferred Stock pursuant to the Exchange, or to your ownership, sale or redemption of the Class B Series 1 Preferred Stock, such as estate and gift tax consequences, nor does it deal with the tax consequences arising under the laws of any state, local or other taxing jurisdiction. This discussion does not apply to you if you belong to a category of investors subject to special tax rules, such as dealers in securities, financial institutions, insurance companies, tax-exempt organizations, foreign persons, qualified retirement plans, individual retirement accounts, regulated investment companies, U.S. expatriates, pass-through entities or investors in pass-through entities or persons subject to the alternative minimum tax. Each person is urged to consult his, her or its own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of the ownership, sale and redemption of the Class B Series 1 Preferred Stock.

The Exchange

        Although no transaction closely comparable to the Exchange, as described in this prospectus, has been the subject of any Treasury regulation, ruling or administrative or judicial decision, in the opinion of Dorsey & Whitney LLP, (1) the exchange of patrons' equities for the Class B Series 1 Preferred Stock will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code, and (2) the Class B Series 1 Preferred Stock received by the participants in the Exchange will not constitute "Section 306 stock" within the meaning of Section 306(c) of the Code.

        You should be aware that the opinion of Dorsey & Whitney LLP is subject to the following qualifications and assumptions: it relies on certifications of relevant facts by us, is based upon provisions of the Code, regulations and administrative and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect), is subject to the assumption that the Exchange will be effected in the manner described in this prospectus and is limited to the U.S. federal income tax matters expressly set forth therein. In addition, the opinion relies on our certification that the fair market value of the Class B Series 1 Preferred Stock received will be approximately equal to the fair market value of the patrons' equities surrendered in exchange therefor and that we have no current plan or intention to redeem the Class B Series 1 Preferred Stock. The opinion also relies on our certification that we have no current plan or intention to make subsequent offers to redeem or exchange patrons' equities for Class B Series 1 Preferred Stock or any other series of our preferred stock. The opinion represents counsel's legal judgment and is not binding on the Internal Revenue Service (the "IRS") or the courts. We do not intend to request a ruling from the IRS regarding the Exchange, and, as a consequence, cannot exclude the possibility that the IRS will disagree with any of the conclusions in this discussion.

        The following U.S. federal income tax consequences will result from the Exchange:

          1.     We will be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          2.     We will recognize no gain or loss upon the receipt of patrons' equities in exchange for Class B Series 1 Preferred Stock.

          3.     The participants will recognize no gain or loss on the exchange of patrons' equities for Class B Series 1 Preferred Stock, assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

          4.     Provided the participants recognize no gain or loss on the exchange of patrons' equities for Class B Series 1 Preferred Stock, the adjusted tax basis of the Class B Series 1 Preferred Stock received by the participants in the transaction will be the same as the adjusted tax basis of the patrons' equities surrendered in exchange therefor.

          5.     The holding period of the Class B Series 1 Preferred Stock received by each participant will include the period during which the participant held the patrons' equities surrendered in exchange therefor, provided that the patrons' equities surrendered were held as capital assets on the date of the Exchange and assuming that Section 305(c) of the Code does not apply in connection with the Exchange.

        Because the Class B Series 1 Preferred Stock will not constitute "Section 306 stock," a disposition of the Class B Series 1 Preferred Stock will not be subject to Section 306(a) of the Code, which provides generally that the gross proceeds from the sale or redemption of Section 306 stock shall be treated either as ordinary income or as a distribution of property to which Section 301 of the Code (concerning amounts taxable as dividends) applies.

        Dorsey & Whitney LLP expresses no opinion regarding whether Section 305(c) of the Code will apply in connection with the Exchange, considered alone or in connection with prior or future exchanges of patrons' equities for our preferred stock, including but not limited to, whether any participant in the Exchange or other holder of any equity interest in CHS will, as a result of the Exchange, be deemed to receive a constructive distribution to which Section 301 of the Code applies by means of Section 305(c) of the Code. No opinion is being expressed on this issue because there is no authority directly on point dealing with facts that are substantially similar to those of the Exchange. Pursuant to Section 305(c) of the Code and applicable Treasury regulations, a recapitalization may be deemed to result in the receipt of a taxable stock dividend by some shareholders of a corporation, if the recapitalization is pursuant to a plan to periodically increase a shareholder's proportionate interest in the assets or earnings and profits of the corporation. The amount of any such deemed stock dividend would generally be equal to the amount of the increase in the shareholder's proportionate interest in the assets or earnings and profits of a corporation. Although the matter is not free from doubt, we believe that the Exchange should be treated as an isolated transaction that is not subject to these rules. In addition, although there is no authority on point and the matter is therefore not certain, we believe, based on the nature of cooperatives and cooperative taxation, in general, and the terms and conditions of membership and authorized capital of CHS in particular, and the fact that the patrons of a cooperative share in the assets and earnings and profits of the cooperative primarily in accordance with each patron's patronage of the cooperative, which can and does typically vary from year to year, that the Exchange is not part of any plan to periodically increase the proportionate interests of any participants or other holder of any equity interest in CHS. Accordingly, although there is no authority directly on point, we believe that no participant in the Exchange or other holder of any equity interest in CHS should, as a result of the Exchange, be deemed to receive a taxable stock dividend pursuant to Section 305(c) of the Code. You should consult your own tax advisor about the possibility that Section 305(c) could apply in these circumstances.

Distributions on the Class B Series 1 Preferred Stock

        In general, if distributions are made with respect to the Class B Series 1 Preferred Stock, the distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes taking into account the special rules applicable to cooperatives. Any portion of a distribution in excess of our current and accumulated earnings and profits is treated first as a nontaxable return of capital reducing your adjusted tax basis in the Class B Series 1 Preferred Stock. Any amount in excess of your adjusted tax basis is treated as capital gain, the tax treatment of which is discussed below under "—Sale or Redemption of the Class B Series 1 Preferred Stock."

        Dividends paid to individual holders of the Class B Series 1 Preferred Stock will generally constitute qualified dividend income eligible for preferential rates of U.S. federal income tax, provided certain conditions and requirements are satisfied, such as minimum holding period requirements. You should consult your own tax advisors regarding the tax rates and holding period requirements applicable to you in light of your particular circumstances.

        Dividends received by corporate holders of the Class B Series 1 Preferred Stock may be eligible for a dividends received deduction equal to 70% of the amount of the distribution, subject to applicable limitations, including limitations related to "debt financed portfolio stock" under Section 246A of the Code and to the holding period requirements of Section 246 of the Code. In addition, any amount received by a corporate holder that is treated as a dividend may, depending on the circumstances, constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury regulations yet to be promulgated). Under Section 1059 of the Code, a corporate holder generally must reduce the tax basis of all of the holder's shares (but not below zero) by the "non-taxed portion" of any "extraordinary dividend" and, if the non-taxed portion exceeds the holder's tax basis for the shares, must treat any excess as gain from the sale or exchange of the shares in the year the payment is received. If you are a corporate holder, we strongly encourage you to consult your own tax advisor regarding the extent, if any, to which these provisions may apply to you in light of your particular facts and circumstances.

Sale or Redemption of the Class B Series 1 Preferred Stock

        On the sale or exchange of the Class B Series 1 Preferred Stock to a party other than us, you generally will realize capital gain or loss in an amount equal to the difference between (a) the amount of cash and the fair market value of any property you receive on the sale and (b) your adjusted tax basis in the Class B Series 1 Preferred Stock. We strongly encourage you to consult your own tax advisors regarding applicable rates, holding periods and netting rules for capital gains and losses in light of your particular facts and circumstances. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

        On the redemption of all or a portion of your Class B Series 1 Preferred Stock by us, your surrender of the Class B Series 1 Preferred Stock for the redemption proceeds will be treated either as a payment received upon sale or exchange of the Class B Series 1 Preferred Stock or as a distribution with respect to all of your equity interests in us. Resolution of this issue will turn on the application of Section 302 of the Code to your individual facts and circumstances.

        The redemption will be treated as gain or loss from the sale or exchange of Class B Series 1 Preferred Stock (as discussed above) if:

  •
  the redemption is "substantially disproportionate" with respect to you within the meaning of Section 302(b)(2) of the Code, which generally requires a reduction of at least 20% in your proportionate interest in us as a result of the redemption;

  •
  your interest in the Class B Series 1 Preferred Stock and any other equity interest in us is completely terminated (within the meaning of Section 302(b)(3) of the Code) as a result of such redemption; or

  •
  the redemption is "not essentially equivalent to a dividend" within the meaning of Section 302(b)(1) of the Code. In general, redemption proceeds are "not essentially equivalent to a dividend" if the redemption results in a meaningful reduction of your interest in the issuer.

        In determining whether any of these tests has been met, you must take into account not only the Class B Series 1 Preferred Stock and other equity interests in us (including patrons' equities) that you actually own, but also shares and other equity interests that you constructively own within the meaning of Section 318 of the Code.

        If none of the above tests giving rise to sale or exchange treatment is satisfied, then a payment made in redemption of the Class B Series 1 Preferred Stock will be treated as a distribution that is subject to the tax treatment described above under "—Distributions on the Class B Series 1 Preferred Stock." The amount of the distribution will be equal to the amount of cash and the fair market value of property you receive without any offset for your adjusted tax basis in the Class B Series 1 Preferred Stock.

        Your adjusted tax basis in the redeemed Class B Series 1 Preferred Stock should be transferred to your remaining Class B Series 1 Preferred Stock. If, however, you have no remaining Class B Series 1 Preferred Stock, your adjusted tax basis could be lost.

        We strongly encourage you to consult your own tax advisor regarding (a) whether a redemption payment will qualify for sale or exchange treatment under Section 302 of the Code or, alternatively, will be characterized as a distribution and (b) the resulting tax consequences to you in light of your individual facts and circumstances.

Additional Medicare Tax on Net Investment Income

        An additional 3.8% tax will be imposed on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed "net investment income" of certain estates and trusts. Among other items, "net investment income" generally includes gross income from dividends and net gain from the disposition of property, such as the Class B Series 1 Preferred Stock, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Information Reporting and Backup Withholding

        Information reporting may apply with respect to payments of dividends on the Class B Series 1 Preferred Stock and to payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock. Certain non-corporate owners of the Class B Series 1 Preferred Stock also may be subject to U.S. backup withholding at a rate of 28% on payments of dividends on the Class B Series 1 Preferred Stock and payments of proceeds on the sale or other disposition of the Class B Series 1 Preferred Stock unless the owner furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

        U.S. backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a credit against a U.S. holder's U.S. federal income tax liability, which may entitle the U.S. holder to a refund, provided the U.S. holder timely furnishes the required information to the IRS.

PLAN OF DISTRIBUTION

        On July 9, 2014, our Board of Directors authorized us to redeem, on a pro rata basis, up to $200,000,000 of our "patrons' equities." In connection with this redemption, 70% of the Class B Series 1 Preferred Stock being issued will be issued to non-individual patrons and 30% of the Class B Series 1 Preferred Stock being issued will be issued to individual patrons, in each case only to "active patrons" who hold qualified capital equity certificates in an amount equal to or greater than $5,000. "Active patrons" are non-individual patrons who have done business with us in the past five fiscal years and individual patrons who have done at least $20,000 of business with us in fiscal years 2012 and 2013 combined. See "Membership in CHS and Authorized Capital—Patrons' Equities" for a description of patrons' equities and our annual pro rata redemptions of patrons' equities. The amount of patrons' equities that will be redeemed with each share of Class B Series 1 Preferred Stock issued will be $29.62 which is the greater of $25.31 (equal to the $25.00 liquidation preference per share of Class B Series 1 Preferred Stock plus $0.31 of accumulated dividends from and including July 1, 2014 to and including August 25, 2014) and the closing price for one share of the Class B Series 1 Preferred Stock on August 18, 2014. There will not be any cash proceeds from the issuance of the Class B Series 1 Preferred Stock. However, by issuing shares of Class B Series 1 Preferred Stock in redemption of patrons' equities we will make available for business purposes cash that otherwise may have been used to redeem those patrons' equities. We will not issue any fractional shares of Class B Series 1 Preferred Stock. The amount of patrons' equities that would otherwise be issued as a fractional share to any patron will instead be retained as part of that patron's patrons' equities.

        We are issuing the shares of Class B Series 1 Preferred Stock directly to the relevant patrons. We have not engaged and will not engage any underwriter, broker-dealer, placement agent or similar agent or representative in connection with the issuance of the Class B Series 1 Preferred Stock described in this prospectus.

        We will not pay any commissions or other compensation related to the issuance of the shares of Class B Series 1 Preferred Stock pursuant to this prospectus. We estimate that the total expenses of the issuance will be approximately $140,000, all of which we will bear.

        Except in the circumstances described below, we will not prepare or distribute stock certificates to represent the shares of Class B Series 1 Preferred Stock so issued. Instead, we will issue the shares of Class B Series 1 Preferred Stock in book-entry form on the records of our transfer agent and registrar for the Class B Series 1 Preferred Stock (Wells Fargo Bank, National Association). Patrons who require a stock certificate should contact Wells Fargo Shareowner Services in writing or by telephone at the following address or telephone number:

Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, Minnesota 55120-4100
(800) 468-9716

        Some of our patrons have pledged their patrons' equities and made those pledged patrons' equities the subject of control agreements between us and various financial institutions. For these patrons, we will prepare stock certificates representing the shares issued in redemption of their patrons' equities. We will retain those stock certificates subject to our control agreements with the relevant financial institutions until otherwise instructed by the relevant financial institution. We will also instruct the transfer agent and registrar to place a "stop transfer" order with respect to those shares. Patrons whose shares are issued as described in this paragraph may obtain more information by contacting us in writing or by telephone at the following address or telephone number:

CHS Inc.
Attention: Lisa Zell
Executive Vice President and General Counsel
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-3712

 LEGAL MATTERS

        The validity of the securities being offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information pertaining to us and the Class B Series 1 Preferred Stock, you should refer to the registration statement and the exhibits filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the SEC. You can read our SEC filings, including the registration statement, over the internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Additionally, you can obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus information we have filed with it. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus. We incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the fiscal year ended August 31, 2013,

  •
  our Quarterly Reports on Form 10-Q for the quarterly periods ended November 30, 2013, February 28, 2014 and May 31, 2014,

  •
  our Current Reports on Form 8-K filed September 3, 2013, October 4, 2013, December 2, 2013, December 9, 2013, February 10, 2014, February 12, 2014, March 3, 2014, March 31, 2014, May 29, 2014, June 2, 2014, June 20, 2014, June 27, 2014 and August 11, 2014.

        To the extent that such filed information is modified or superseded by information in subsequently filed information referred to above or in this prospectus, then such modified or superseded information shall not be considered part of this prospectus.

        We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person to whom a prospectus is delivered, without charge, upon written or oral request. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CHS Inc.
Attention: Theresa Egan
Vice President, Accounting and Corporate Controller
5500 Cenex Drive
Inver Grove Heights, Minnesota 55077
(651) 355-6000

        We maintain a web site at http://www.chsinc.com. You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge through our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Information contained in our website does not constitute a part of, and is not incorporated by reference into, this prospectus.

        You should rely only on the information provided in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information.

6,752,188 Shares

CHS Inc.

Class B Cumulative Redeemable Preferred Stock, Series 1

(Liquidation Preference Equivalent to $25.00 Per Share)

PROSPECTUS

            , 2014

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

SEC Registration Fee	$25,760
Legal Fees and Expenses	$60,000
Printing Fees	$25,000
Accounting Fees	$20,000
Miscellaneous	$9,240
Total	$140,000

        All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by CHS.

Item 14.    Indemnification of Directors and Officers

        Section 308A.325 of the Minnesota cooperative law provides that a cooperative may eliminate or limit the personal liability of a director of a cooperative for breach of fiduciary duty as a director in the cooperative's articles of incorporation, provided, however, that the articles may not limit the liability of a director for:

  •
  breach of the director's duty of loyalty to the cooperative or its members;

  •
  acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of law;

  •
  a transaction from which the director derived an improper personal benefit; or

  •
  an act or omission occurring before the date when the provision in the articles eliminating or limiting liability becomes effective.

        Article IX of our articles of incorporation, as amended to date, eliminates or limits the personal liability of our directors to the greatest extent permissible under Minnesota law.

        Article VI of our bylaws provides that we shall indemnify each person who is or was a director, officer, manager, employee, or agent of CHS, and any person serving at the request of CHS as a director, officer, manager, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred to the fullest extent to which such directors, officers, managers, employees or agents of a cooperative may be indemnified under Minnesota law, as amended from time to time.

        We maintain directors' and officers' liability insurance which covers certain liabilities and expenses of our directors and officers and cover us for reimbursement of payments to our directors and officers in respect of such liabilities and expenses.

Item 15.    Recent Sales of Unregistered Securities

        None.

Item 16.    Exhibits and Financial Statement Schedules

2.1	Agreement and Plan of Merger among CHS Inc., Science Merger Sub Ltd. and Solbar Industries Ltd. (Incorporated by reference to our Current Report on Form 8-K, filed November 23, 2011).
3.1	Articles of Incorporation of CHS Inc., as amended. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
3.1A	Amended Article III, Section 3(b) of Bylaws of CHS Inc. (Incorporated by reference to our Current Report on Form 8-K, filed May 5, 2010).
3.1B	Amendment to the Bylaws of CHS Inc. (Incorporated by reference to our Current Report on Form 8-K, filed December 7, 2010).
3.2	Bylaws of CHS Inc. (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-156255), filed December 17, 2008).
4.1
Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 1 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 14, 2003).
4.2
Form of Certificate Representing 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003).
4.3
Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock. (Incorporated by reference to Amendment No. 2 to our Registration Statement on Form S-2 (File No. 333-101916), dated January 23, 2003).
4.4
Unanimous Written Consent Resolution of the Board of Directors Amending the Amended and Restated Resolution Creating a Series of Preferred Equity to be Designated 8% Cumulative Redeemable Preferred Stock to change the record date for dividends. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2003, filed July 2, 2003).
4.5	Resolution Amending the Terms of the 8% Cumulative Redeemable Preferred Stock to Provide for Call Protection. (Incorporated by reference to our Current Report on Form 8-K, filed on July 19, 2013).
4.6
Amended and Restated Resolution of the Board of Directors of CHS Inc. Creating and Series of Preferred Equity to be Designated Class B Cumulative Redeemable Stock. (Incorporated by reference to our Registration Statement on Form S-1A (File No. 333-190019), filed September 13, 2013).
4.7
Written Action of the Board of Directors of CHS Inc. Relating to the Terms of the Class B Preferred Stock. (Incorporated by reference to our Registration Statement on Form S-1A (File No. 333-190019) , filed September 13, 2013).
4.8	Form of Certificate Representing Class B Preferred Stock. (Incorporated by reference to our Registration Statement on Form S-1A (File No. 333-190019), filed September 13, 2013).
4.9
Unanimous Written Consent Resolution of the Board of Directors Relating to the Terms of the Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2. (Incorporated by reference to our Registration Statement on Form 8-A. (File No. 001-36079), filed March 5, 2014).

4.10	Form of Certificate Representing Class B Reset Rate Cumulative Redeemable Preferred Stock, Series 2. (Incorporated by reference to our Registration Statement on Form S-1/A. (File No. 333-193891), filed February 26, 2014).
5.1	Opinion of Dorsey & Whitney LLP.
8.1	Opinion of Dorsey & Whitney LLP.*
10.1A	Employment Agreement between CHS Inc. and Carl M. Casale, dated November 22, 2010 (Incorporated by reference to our Current Report on Form 8-K, filed November 22, 2010).
10.1B
Employment Agreement between CHS Inc. and Carl M. Casale dated November 6, 2013 (Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, filed November 7, 2013).
10.2A	Change of Control Agreement between CHS Inc. and Carl M. Casale, dated November 22, 2010 (Incorporated by reference to our Current Report on Form 8-K, filed November 22, 2010).
10.2B
Amended and Restated Change in Control Agreement between CHS Inc. and Carl M. Casale dated November 6, 2013 (Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, filed November 7, 2013).
10.3	Cenex Harvest States Cooperatives Supplemental Savings Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10.3A	Amendment No. 3 to the CHS Inc. Supplemental Savings Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2006, filed July 12, 2006).
10.4	CHS Inc. Supplemental Executive Retirement Plan (2013 Restatement). (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2013, filed July 10, 2013).
10.5	Cenex Harvest States Cooperatives Senior Management Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10.6	Cenex Harvest States Cooperatives Executive Long-Term Variable Compensation Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2000, filed November 22, 2000).
10.7	Cenex Harvest States Cooperatives Share Option Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.7A	Amendment to Cenex Harvest States Share Option Plan, dated June 28, 2001. (Incorporated by reference to our Registration Statement on Form S-2 (File No. 333-65364), filed July 18, 2001).
10.7B	Amendment No. 2 to Cenex Harvest States Share Option Plan, dated May 2, 2001. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.7C	Amendment No. 3 to Cenex Harvest States Share Option Plan, dated June 4, 2002. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.7D	Amendment No. 4 to Cenex Harvest States Share Option Plan, dated April 6, 2004. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).

10.8	CHS Inc. Share Option Plan Option Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.9	CHS Inc. Share Option Plan Trust Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.9A	Amendment No. 1 to the Trust Agreement. (Incorporated by reference to our Form 10-K for the year ended August 31, 2004, filed November 18, 2004).
10.10	CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2010, filed July 8, 2010).
10.10A	Amendment No. 1 to the Nonemployee Director Retirement Plan (Incorporated by reference to our Form 10-K for the year ended August 31, 2011, filed November 14, 2011).
10.10B	Amendment No. 2 to the Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.11	Trust Under the CHS Inc. Nonemployee Director Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2010, filed July 8, 2010).
10.12	CHS Inc. Special Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-K for the year ended August 31, 2003, filed November 21, 2003).
10.12A	Amendment No. 1 to the CHS Inc. Special Supplemental Executive Retirement Plan. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2008, filed April 9, 2008).
10.13	Consulting Agreement between CHS Inc. and Patrick Kluempke, dated January 17, 2013. (Incorporated by reference to our Current Report on Form 8-K, filed April 3, 2013).
10.14
$225,000,000 Note Agreement (Private Placement Agreement) dated as of June 19, 1998 among Cenex Harvest States Cooperatives and each of the Purchasers of the Notes. (Incorporated by Reference to our Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998).
10.14A
First Amendment to Note Agreement ($225,000,000 Private Placement), effective September 10, 2003, among CHS Inc. and each of the Purchasers of the notes. (Incorporated by reference to our Form 10-K for the year ended August 31, 2003, filed November 21, 2003).
10.15	Note Purchase Agreement and Series D & E Senior Notes dated October 18, 2002. (Incorporated by reference to our Form 10-K for the year ended August 31, 2002, filed November 25, 2002).
10.16
Amended and Restated Credit Agreement dated as of January 31, 2011, by and among National Cooperative Refinery Association, various lenders and CoBank, ACB. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2011, filed April 8, 2011).
10.16A
Amendment No. 1 Amended and Restated Credit Agreement dated as of December 16, 2011, by and among National Cooperative Refinery Association, various lenders and CoBank, ACB. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2011, filed January 11, 2012).
10.17
Note Purchase and Private Shelf Agreement between CHS Inc. and Prudential Capital Group dated as of April 13, 2004. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2004, filed July 12, 2004).

10.17A	Amendment No. 1 to Note Purchase and Private Shelf Agreement dated April 9, 2007, among CHS Inc., Prudential Investment Management, Inc. and the Prudential Affiliate parties (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2007 filed April 9, 2007).
10.17B
Amendment No. 2 to Note Purchase and Private Shelf Agreement and Senior Series J Notes totaling $50 million issued February 8, 2008 (Incorporated by reference to our Current Report on Form 8-K filed February 11, 2008).
10.17C	Amendment No. 3 to Note Purchase and Private Shelf Agreement, effective as of November 1, 2010 (Incorporated by reference to our Form 10-Q filed January 11, 2011).
10.18	Note Purchase Agreement for Series H Senior Notes ($125,000,000 Private Placement) dated September 21, 2004. (Incorporated by reference to our Current Report on Form 8-K filed September 22, 2004).
10.19	CHS Inc. Deferred Compensation Plan Master Plan Document (2011 Restatement). (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-177326), filed October 14, 2011).
10.19A	Amendment No. 1 to Deferred Compensation Plan (2011 Restatement). (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.19B	Amendment No. 2 Deferred Compensation Plan (2011 Restatement). (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.20
New Plan Participants 2008 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.21	Beneficiary Designation Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.22	Share Option Plan Participants 2005 Plan Agreement and Election Form. (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-129464), filed November 4, 2005).
10.23
New Plan Participants 2011 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Registration Statement on Form S-8 (File No. 333-177326), filed October 14, 2011).
10.24
New Plan Participants (Board of Directors) 2009 Plan Agreement and Election Form for the CHS Inc. Deferred Compensation Plan (Incorporated by reference to our Form 10-K for the year ended August 31, 2009, filed November 10, 2009).
10.25
Loan Agreement (Term Loan) between CHS Inc. and European Bank for Reconstruction and Development, dated January 5, 2011 (Incorporated by reference to our Current Report on Form 8-K, filed January 18, 2011).
10.26
Revolving Loan Agreement between CHS Inc. and European Bank for Reconstruction and Development, dated November 30, 2010 (Incorporated by reference to our Current Report on Form 8-K, filed January 18, 2011).
10.27
City of McPherson, Kansas Taxable Industrial Revenue Bond Series 2006 registered to National Cooperative Refinery Association in the amount of $325 million (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).

10.28	Bond Purchase Agreement between National Cooperative Refinery Association, as purchaser, and City of McPherson, Kansas, as issuer, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.29
Trust Indenture between City of McPherson, Kansas, as issuer, and Security Bank of Kansas City, Kansas City, Kansas, as trustee, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.30
Lease agreement between City of McPherson, Kansas, as issuer, and National Cooperative Refinery Association, as tenant, dated as of December 18, 2006 (Incorporated by reference to our Current Report on Form 8-K filed December 18, 2006).
10.31
Commercial Paper Placement Agreement by and between CHS Inc. and M&I Marshall & Ilsley Bank dated October 30, 2006 (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.32
Commercial Paper Dealer Agreement by and between CHS Inc. and SunTrust Capital Markets, Inc. dated October 6, 2006 (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2006, filed January 11, 2007).
10.33	Note Purchase Agreement ($400,000,000 Private Placement) and Series I Senior Notes dated as of October 4, 2007 (Incorporated by reference to our Current Report on Form 8-K filed October 4, 2007).
10.34
Agreement Regarding Distribution of Assets, by and among CHS Inc., United Country Brands, LLC, Land O'Lakes, Inc. and Winfield Solutions, LLC, made as of September 4, 2007. (Incorporated by reference to our Form 10-K for the year ended August 31, 2008, filed November 20, 2007).
10.35
$150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of December 12, 2007 (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-148091), filed December 14, 2007).
10.35A
First Amendment to $150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of May 1, 2008 (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2008, filed July 10, 2008).
10.35B
Second Amendment to $150 Million Term Loan Credit Agreement by and between CHS Inc., CoBank, ACB and the Syndication Parties dated as of June 2, 2010 (Incorporated by reference to our Current Report on Form 8-K, filed June 3, 2010).
10.36
Series 2008-A Supplement dated as of November 21, 2008 (to Base Indenture dated as of August 10, 2005) between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.37
Amended and Restated Base Indenture, dated as of December 23, 2010, between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee. (Incorporated by reference to our Current Report on Form 8-K, filed December 28, 2010).
10.37A
Amendment No. 1 to Amended and Restated Base Indenture, dated as of December 23, 2010, between Cofina Funding, LLC, as Issuer, and U.S. Bank National Association, as Trustee. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 29, 2012, filed April 11, 2012).

10.38	Series 2010-A Supplement, dated as of December 23, 2010, by and among Cofina Funding, LLC, as Issuer, and U.S. National Bank Association, as Trustee, to the Base Indenture, dated as of December 23, 2010, between the Issuer and the Trustee (Incorporated by reference to our Current Report on Form 8-K, filed December 28, 2010).
10.39
Lockbox Agreement dated August 10, 2005 between Cofina Financial, LLC and M&I Marshall & Ilsley Bank (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.40
Purchase and Sale Agreement dated as of August 10, 2005 between Cofina Funding, LLC, as Purchaser and Cofina Financial, LLC, as Seller (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.41
Custodian Agreement dated August 10, 2005 between Cofina Funding, LLC, as Issuer; U.S. Bank National Association, as Trustee; and U.S. Bank National Association, as Custodian (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.42
Servicing Agreement dated as of August 10, 2005 among Cofina Funding, LLC, as Issuer; Cofina Financial, LLC, as Servicer; and U.S. Bank National Association, as Trustee (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.43	Series 2008-A Cofina Variable Funding Asset-Backed Note No. 4 (Incorporated by reference to our Current Report on Form 8-K, filed November 17, 2010).
10.44
Amended and Restated Loan Origination and Participation Agreement dated as of September 1, 2011, by and among AgStar Financial Services, PCA, d/b/a ProPartners Financial, CHS Capital, LLC. (Incorporated by reference to our Form 10-K for the year ended August 31, 2011, filed November 14, 2011).
10.44A
Amendment No. 1 to Amended and Restated Loan Origination and Participation Agreement dated as of September 1, 2011, by and among AgStar Financial Services, PCA, d/b/a ProPartners Financial, CHS Capital, LLC. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.45
Note Purchase Agreement (Series 2010-A), dated as of December 23, 2010, among Cofina Funding, LLC, as Issuer, Nieuw Amsterdam Receivables Corporation, as the Conduit Purchaser, Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. "Rabobank Nederland", New York Branch, as Funding Agent, and the Financial Institutions from time to time parties hereto, as Committed Purchasers (Incorporated by reference to our Current Report on Form 8-K, filed December 28, 2010).
10.45A
Amendment No. 1 to Note Purchase Agreement (Series 2010-A) dated as of April 13, 2011 by and among Cofina Funding, LLC and the Issuer, Nieuw Amsterdam Receivables Corporation, as the Conduit Purchaser, and Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A., "Rabobank Nederland", New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2011, filed July 8, 2011).
10.45B
Amendment No. 2 to Note Purchase Agreement (Series 2010-A) dated as of June 17, 2011 by and among Cofina Funding, LLC and the Issuer, Nieuw Amsterdam Receivables Corporation, as the Conduit Purchaser, and Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A., "Rabobank Nederland", New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2011, filed July 8, 2011).

10.45C	Amendment No. 3 to Note Purchase Agreement (Series 2010-A) dated as of April 11, 2012, by and among Cofina Funding, LLC and the Issuer, Nieuw Amsterdam Receivables Corporation, as the Conduit Purchaser, and Cooperatieve Centrale Raiffeisen-BoerenleenBank B.A., "Rabobank Nederland", New York Branch, as the Funding Agent and as a Committed Purchaser. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.46
Note Purchase Agreement (Series 2008-A) dated as of November 21, 2008 among Cofina Funding, LLC, as Issuer; Victory Receivables Corporation, as the Conduit Purchaser; The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Funding Agent for the Purchasers; and the Financial Institutions from time to time parties thereto (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2008, filed January 13, 2009).
10.46A
Amendment No. 1 to Note Purchase Agreement (Series 2008-A) dated February 25, 2009, by and among Cofina Funding, LLC as the Issuer; Victory Receivables Corporation, as the Conduit Purchaser; and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Current Report on Form 8-K, filed March 2, 2009).
10.46B
Amendment No. 2 to Note Purchase Agreement (Series 2008-A) dated November 20, 2009, by and among Cofina Funding, LLC as the Issuer; Victory Receivables Corporation, as the Conduit Purchaser; and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Registration Statement on Form S-1 (File No. 333-163608), filed December 9, 2009).
10.46C
Amendment No. 3 to Note Purchase Agreement (Series 2008-A) dated as of November 12, 2010, by and among Cofina Funding, LLC and the Issuer, Victory Receivables Corporation, as the Conduit Purchaser, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Current Report on Form 8-K, filed November 17, 2010).
10.46D
Amendment No. 4 to Note Purchase Agreement (Series 2008-A) dated as of December 23, 2010, by and among Cofina Funding, LLC and the Issuer, Victory Receivables Corporation, as the Conduit Purchaser, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated in reference to our Current Report on Form 8-K, filed December 28, 2010).
10.46E
Amendment No. 5 to Note Purchase Agreement (Series 2008-A) dated as of April 13, 2011, by and among Cofina Funding, LLC and the Issuer, Victory Receivables Corporation, as the Conduit Purchaser, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2011, filed July 8, 2011).
10.46F
Amendment No. 6 to Note Purchase Agreement (Series 2008-A) dated as of April 11, 2012, by and among Cofina Funding, LLC and the Issuer, Victory Receivables Corporation, as the Conduit Purchaser, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as the Funding Agent and as a Committed Purchaser. (Incorporated by reference to our Form 10-K for the year ended August 31, 2012, filed November 7, 2012).
10.47
Stock Transfer Agreement, dated as of November 17, 2011, between CHS Inc. and GROWMARK, Inc. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2011, filed January 11, 2012).

10.48	Stock Transfer Agreement, dated as of November 17, 2011, between CHS Inc. and MFA Oil company. (Incorporated by reference to our Form 10-Q for the quarterly period ended November 30, 2011, filed January 11, 2012).
10.49
Amended and Restated Limited Liability Company Agreement, dated February 1, 2012, between CHS Inc. and Cargill, Incorporated. (Incorporated by reference to our Current Report on Form 8-K, filed February 1, 2012).
10.50	Note Purchase Agreement between CHS Inc. and certain accredited investors ($500,000,000) dated as of June 9, 2011(Incorporated by reference to our Current Report on Form 8-K, filed June 13, 2011).
10.51
Joint venture agreement among CHS Inc., Cargill, Incorporated, and ConAgra Foods, Inc., dated March 4, 2013. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2013, filed July 10, 2013).
10.51A
Amendment No. 4 to the joint venture agreement among CHS Inc., Cargill, Incorporated, and ConAgra Foods, Inc., dated March 27, 2014. (Incorporated by reference to our Form 10-Q for the quarterly period ended February 28, 2014, filed April 3, 2014).
10.51B
Amendment No. 5 to the joint venture agreement among CHS Inc., Cargill Incorporated, and ConAgra Foods, Inc., dated March 27, 2014. (Incorporated by reference to our Form 10-Q for the quarterly period ended May 31, 2014, filed July 9, 2014).
10.52
2013 Credit Agreement (5-year Revolving Loan) dated as of June 26, 2013 between CHS Inc. and CoBank, ACB, as administrative agent for all syndication parties thereunder, as bid agent, as the letter of credit bank, and as a syndication party thereunder, and the other syndication parties party thereto. (Incorporated by reference to our Current Report on Form 8-K, filed July 2, 2013).
10.53	Resolutions Amending the Long-Term Incentive Plan. (Incorporated by reference to our Current Report on Form 8-K, filed September 3, 2013).
10.54
Pre-Export Credit Agreement dated as of September 24, 2013 between CHS Agronegocio Industria e Comercio Ltda., as borrower, CHS Inc., as guarantor, and Credit Agricole Corporate and Investment Bank (Credit Agricole), as administrative agent, Credit Agricole and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as joint lead arrangers and joint bookrunners, and the other syndication parties thereto from time to time. (Incorporated by reference to our Current Report on Form 8-K, filed October 2, 2013).
10.55
Succession Planning Letter Agreement between CHS Inc. and John McEnroe dated November 6, 2013 (Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, filed November 7, 2013).
12.1	Statement of Computation of Ratios.*
21.1	Subsidiaries of the Registrant (Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended August 31, 2013, filed November 7, 2013).
23.1	Consent of Independent Registered Public Accounting Firm.
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).
23.3	Consent of Dorsey & Whitney LLP (included in Exhibit 8.1).*
24.1	Power of Attorney.*

(*)
Previously filed.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

            (i)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (ii)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on August 21, 2014.

CHS Inc.
By:	/s/ LISA ZELL Lisa Zell Executive Vice President and General Counsel

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 21, 2014.

Name	Title

* Carl M. Casale	President and Chief Executive Officer (Principal Executive Officer)
* Timothy Skidmore	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
* Theresa Egan	Vice President, Accounting and Corporate Controller (Principal Accounting Officer)
* David Bielenberg	Director and Chairman of the Board of Directors
* Donald Anthony	Director
* Robert Bass	Director
* Clinton J. Blew	Director

Name	Title

* Dennis Carlson	Director
* Curt Eischens	Director
* Jon Erickson	Director
* Steve Fritel	Director
* Jerry Hasnedl	Director
* David Johnsrud	Director
* David Kayser	Director
* Randy Knecht	Director
* Greg Kruger	Director
* Edward Malesich	Director
* Steve Riegel	Director

Name		Title

* Daniel Schurr		Director
* Al Holm		Director
*By	/s/ LISA ZELL Lisa Zell Attorney-in-fact

*
Executed pursuant to a power of attorney filed as an exhibit to this registration statement